

Exceeding Expectations

Report

National HealthCare Corporation

Financial Highlights

(dollars in thousands, except per share amounts)

Year Ended December 31	**2004**	2003	2002	2001	2000
Operating Data:					
Net revenues	**$ 521,829**	$ 472,864	$ 458,252	$ 419,967	$ 462,415
Total costs and expenses	**481,774**	439,577	430,806	397,804	445,255
Income before income taxes	**40,055**	33,287	27,446	22,163	17,160
Income tax provision	**16,083**	13,335	11,009	8,963	6,942
Net income	**23,972**	19,952	16,437	13,200	10,218
Earnings per share:					
Basic	**$ 2.05**	$ 1.72	$ 1.43	$ 1.17	$ .89
Diluted	**1.95**	1.65	1.37	1.13	.89
Balance Sheet Data:					
Total assets	**$ 373,117**	$ 352,393	$ 305,575	$ 293,103	$ 273,047
Long Term debt, less current portion	**16,025**	19,000	26,220	40,029	55,379
Debt serviced by other parties	**1,494**	1,727	1,952	2,146	2,384
Stockholders' equity	**182,348**	151,027	120,141	96,078	69,534
Other Data:					
Long Term Care Centers:					
Total Operating Centers	**74**	76	82	83	74
Owned or Leased Centers	**48**	49	49	49	49
Centers Managed for Others	**26**	27	33	34	25
Total Licensed Beds	**9,177**	9,332	10,499	10,808	9,747
Beds Owned or Leased	**6,151**	6,235	6,235	6,230	6,223
Beds Managed for Others	**3,026**	3,097	4,264	4,578	3,524
Homecare Programs	**31**	32	32	33	33
Total Homecare Visits	**506,530**	486,012	420,156	346,256	331,756
Retirement Centers	**6**	6	7	7	6
Retirement Apartments	**488**	464	492	487	473
Assisted Living Units	**830**	844	980	1,056	622

About the Cover
NHC partners at NHC Place at Cool Springs in Franklin, Tennessee are proud of their new health care center.

Dear Stockholder:

Practically every year we ask one or more of our patients to pose for the annual report cover. Over the past 34 years, National HealthCare Corporation stockholders have met, at least on paper, some very interesting, entertaining and lively people. Many of these people were patients who needed long term health care services and satisfied that need at NHC.

Every day we care for more than 10,000 patients at our 74 health care centers, 31 homecare programs, 22 assisted living centers and six retirement apartments. As you can imagine, it's pretty easy to find good candidates to pose for the cover.

However, this year we decided to take a different approach. Instead of introducing you to some of our patients, we thought you might like to meet some of our partners, our term for employees. We currently have a workforce of about 12,000 partners, who must work together as a team to achieve NHC's quality and financial goals. In 2004, our partner turnover rate was the company's lowest in over 20 years.

With so many professional and talented partners, it is important to have everyone focusing on the same goal. At NHC our focus is on exceeding the expectations of our patients, families and investors.

In this year's annual report, you will meet a few of the NHC partners who are finding unique ways to exceed expectations. NHC partners are working on ways to make a good first impression, to offer more choices at mealtime, to use innovative methods to provide the best care possible, and to keep our health care centers safe. This is just a small sampling of the many ways NHC partners are working on "Exceeding Expectations".

Now, about the cover, this year it features partners from NHC Place at Cool Springs in Franklin, Tennessee. This is a prototype community for NHC, which responds to the changing needs of seniors. NHC Place at Cool Springs will provide a continuum of daily living services and highly specialized health care to help seniors maintain their independence and good health for as long as possible. The 160-bed health care center and 46-unit assisted living center opened in June of 2004.

Earnings and Financial Position

For the year ended December 31, 2004, NHC had after tax earnings of $23,972,000 or $2.05 per share basic compared to $19,952,000 or $1.72 per share basic for the year ended December 31, 2003, an increase of 20.1% and 21.4%, respectively. Revenues in 2004 were $521,829,000 compared to $472,864,000 in 2003.



Robert Adams, President

These strong operating results are accompanied by one of the strongest balance sheets in our industry. At December 31, 2004, our current assets exceeded our current liabilities by $99 million. Additionally, our cash and marketable securities exceeded our total debt by 4.9 times. With our financial strength and flexibility, we are positioned exceptionally well to take advantage of future growth opportunities like NHC Place at Cool Springs.

Future

As the new President of NHC, I am proud of our past and excited about our future. I want to thank the more than 12,000 NHC partners who work constantly "Exceeding the Expectations" of our patients and their families. I would also like to thank the Board of Directors for the confidence they have placed in me. Of course, I want to thank my brother, former president and current chairman, Andy Adams for his vision, leadership, and push towards constant improvement. Last, but certainly not least, I would like to thank you for your investment in NHC. I hope NHC's performance in 2005 will exceed your expectations.

Sincerely,

Robert G. Adams
President



AdamsPlace partners show off the wide selection of foods offered to both patients and partners in the center's dining room. From left to right are: Sandi Hines, Debbie Williams, Dawn Stafford, Virginia Martin and Lakisha Hyloton.

Exceeding Expectations

National HealthCare Corporation has a motto: Care Is Our Business. To achieve this motto our founder, Dr. Carl Adams, led the industry as a visionary in how to provide quality health care.

To live up to the high standards Dr. Adams set, NHC's focus is on constant improvement. Everyday our 12,000 partners – our name for employees – come to work with the goal of providing the best care in the long-term health care market. We don't just want to meet our patient's and their family's expectations, we want to be known for Exceeding Expectations.

How do you get started in an endeavor to Exceed Expectations? Well, according to Rick Sellars at NHC HealthCare Center in Greenwood, South Carolina you start at the beginning. Sellars and Renee Tinsley, NHC's Director of Nursing for 2004, plus several other NHC partners teamed up with Assistant Vice President of Partner Relations Harold Bone to make a video for prospective applicants and current partners to view.

"I really didn't want people filling out a job application to work at my center without knowing what would be expected of them," says Sellars.

The video is getting rave reviews and it has helped many NHC partners think of new ways to Exceed Expectations. The partners at Greenwood came up with a great idea for patients' birthdays after viewing the video.

"It was entirely their idea," said Sellars, who is obviously very proud of how his staff is exceeding expectations. "Whenever someone has a birthday here, the entire dietary staff – cooks, dishwashers and everybody that works in the kitchen—comes out with a cake singing happy birthday and clapping their hands. I think they really put their heart into this idea and the patients love the special attention."

Giving the customer more choices than they would expect is another way NHC partners are exceeding expectations. Debbie Williams, the Food Service Director at AdamsPlace in Murfreesboro, Tennessee gives patients an almost unlimited amount of nutritious food choices.

In the Magnolia dining room at AdamsPlace, there is always an extensive menu. The menu has several entrée, vegetable, fruit, salad, bread and dessert selections as well as daily specials. Plus, there are numerous items that are always available to patients. In addition, patients can write down what they would like to have and the dietary department will add it to their shopping lists.

Having so many choices makes the dining room a popular spot for AdamsPlace patients and also for patients' family members and employees. Many family members tell Williams that they enjoy sharing meals with their spouse or parent and they also like the break from cooking.

With so many food choices and delicious nourishing meals, the Magnolia dining room needed to expand its hours to avoid overcrowding. These expanded hours give patients, their families and employees more options when deciding when to dine. Williams says that some patients are early risers and some like to sleep late so she tries to accommodate them all by having the dining room open for two hours for each meal. Of course, if none of those times please a patient, there is always room service. For that, patients can have meals delivered to their rooms at set times or at the time of their choice.







Facing page, Powers at the switchboard today. Above, in the mid-80's, Powers' desk was the hub of activity. She wrote all phone messages by hand and also did the company's mailings. Pictured here are two other veteran NHC partners. Barbara Harris, on left, 32 years with NHC and Nan Moores, right, 22 years with NHC. Harris and Moores had stopped to check for phone messages.

Of course, Williams didn't single-handedly turn her dining room into an overnight success. She is very proud of her NHC partners including her entire dietary staff and Sharon Faulkner the center's registered dietician. She realizes teamwork is a big part of her success.

Like Sellars and Williams, Michelle Thornton, an admissions coordinator at NHC HealthCare in Fort Oglethorpe, Georgia, likes to put her potential customers at ease. She is exceeding expectations by letting patients and their families know exactly what to expect.

"As an admissions coordinator, I go to the hospital and see scared faces regularly," says Thornton. "As a way to ease their fears up front, I made a scrapbook of the facility. It includes pictures and information about the health care center and information about the care that they can expect to receive.

"I take the time to sit with each person and their family and go through our scrapbook. It makes me feel good when they get to the facility and tell me that 'this is exactly like you showed me and said it would be'. It is amazing just how big a difference a few photos and a little extra time during the admissions process can make."

Shannon Brawner, a licensed practical nurse with NHC's Homecare in Milan, Tennessee has found several ways to exceed her homecare patients' expectations. Brawner tries to think of ways to respect her patients' privacy and dignity when making homecare visits.

Before making a homecare visit, Brawner always calls first to schedule a convenient time. She also asks which door they prefer her using when she arrives and she also knocks and identifies herself.

Once inside Brawner asks the patient which room of the house they would like to be in for the visit and which sink she may wash her hands in during the visit. Next, she explains each procedure prior to doing it. And she closes doors or windows as needed for privacy. She keeps her patient's information folder out of the view of visitors and other partners. She puts all the patient's things back where they were before her visit and she always leaves the room if a patient gets a phone call during her visit.

Another way NHC exceeds expectations is by hiring the right people. How many companies have had the same receptionist answering the phone for 27 years? Wilma Powers has been the voice on the phone at NHC's corporate office for 27 years.

Today, she directs the calls for over 200 corporate office partners. She frequently surprises callers by calling them by name after their first call and she still does it with a calm demeanor and smile in her voice. Powers is one of many NHC partners throughout the company who have more than a decade of experience. These tenured partners make a huge contribution to the NHC network and allow the company to exceed expectations in numerous areas.



Marsha Camp, left, a physical therapist, and Tammy Berry, right, of Rutherford County Schools, provide co-therapy for school student Tristen Shackleford at his school.

> "Our staff members have been known to fight over who gets to meet a new patient first," laughs administrator Brad Rector.

If you are a new patient at Buckley Nursing Home in Greenfield, Massachusetts you might not expect to find the health care center staff in your room on the day of admission. But they will be there, waiting to introduce themselves. They will also tell you how they can help while you are at Buckley.

"Our staff members have been known to fight over who gets to meet a new patient first," laughs administrator Brad Rector. "We've been keeping track of customer service comments" – one of the tools NHC centers use to exceed expectations – "I think we do an excellent job of making the patients and their families comfortable. The sooner we get that relationship established the better it is for everybody."

Marsha Camp, a physical therapist at NHC HealthCare's Outpatient Rehabilitation Clinic in Murfreesboro understands how teamwork can help NHC partners exceed expectations. Camp sees pediatric patients at the clinic. She also provides physical therapy at several local schools.

A typical physical therapy session in a school setting lasts 30 minutes and is offered once a week. It involves Camp working with students who have problems developing their gross motor skills. The developmental delays vary, but many of Camp's students also require occupational therapy, which focuses on fine motor skills. Some students also require speech therapy. Camp and her co-workers decided it would be beneficial to co-treat students with overlapping therapy needs. The co-treatment would be in addition to one on one therapy.

Children who attend a local pre-school program were perfect candidates for co-treatment. A majority of the children have a disability or a development delay but there are a few typical peers. Camp and Tammy Berry, a school system occupational therapist, developed activities that require gross, fine motor and sometimes even verbal skills.

The activities, such as an obstacle course or a game, give all the children a chance to participate and have fun while developing gross, fine motor and verbal skills. Teachers also like the activities because they can incorporate them into classtime and therefore, reinforce developing skills.

Todd Moore, the administrator at NHC HealthCare in Hendersonville, Tennessee agrees. When it comes to exceeding expectations you have to work as a team. Moore's center is exceeding expectations by playing it safe.

"I don't think we are doing anything that every other (NHC) center isn't doing," Moore says when asked about his center's safety program. "We are just using the tools home office and Russell Phillips (a fire-safety engineering firm) gave us and we are implementing them. I put together a safety committee of three department heads – plant operations, housekeeping and dietary. Then we made safety a buzzword. In our center if you're not working safe, you're not working as a team member. That means if the floor is wet, then you put out wet floor signs. We play safety bingo and we have a safety drawing. We have fire drills once a month for every shift in the building. Only we don't like to call them fire drills. We say there is a fire now, let us react."

These are just a few of the ways NHC partners are working to exceed the expectations of patients and their families. NHC partners are committed to constant improvement and finding new ways to meet the long-term health care needs of our patients and exceeding their expectations.

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number
001-13489

NATIONAL HEALTHCARE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	52-2057472
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

100 Vine Street
Murfreesboro, Tennessee 37130
(Address of principal executive offices)

Telephone Number: 615-890-2020

Securities registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
Shares of Common Stock	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: Same

Indicate by check mark whether the registrant (a) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer: Yes ☒ No ☐

The aggregate market of voting shares held by nonaffiliates of the registrant was $161,902,226 as of June 30, 2004.

Number of Shares outstanding as of February 28, 2005: 12,228,924

Documents Incorporated by Reference

The following documents are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Form 10-K: The Registrant's definitive proxy statements for its 2005 shareholder's meeting.

PART 1

Item 1. Business.

General

National HealthCare Corporation (NHC or the Company) began business in 1971. We were incorporated as a Delaware corporation in 1997 when we changed from partnership form to corporate form. When we indicate "NHC," we include all majority-owned subsidiaries, partnerships and limited liability companies in which we have an interest. All of our operating entities are separately organized businesses, capitalized initially by us and maintained as independent subsidiaries. For accounting and tax purposes, however, they are consolidated within our consolidated financial statements.

Our principal business is the operation of long-term health care centers with associated assisted living and independent living centers. Our business activities include providing subacute skilled and intermediate nursing and rehabilitative care, senior living services, home health care services, management services, accounting and financial services and insurance services. We operate in 12 states, and our owned and leased properties are located primarily in the southeastern United States.

At December 31, 2004, we operate or manage 74 long-term health care centers with a total of 9,177 licensed beds. These numbers include 48 centers with 6,151 beds that we lease or own and 26 centers with 3,026 beds that we manage for others. Of the 48 leased or owned centers, 34 are leased from National Health Investors, Inc. (NHI) and 10 are leased from National Health Realty, Inc. (NHR). At December 31, 2004, we serve as a compensated investment advisor to NHR and did so for NHI until October 31, 2004.

Our 22 assisted living centers (10 leased or owned and 12 managed) have 830 units (358 units leased or owned and 472 units managed). Our six independent living centers (four leased or owned and two managed) have 488 retirement apartments (341 apartments leased or owned and 147 apartments managed).

During 2004, we operated 31 homecare programs and provided 506,530 homecare patient visits.

As of December 31, 2004, we operated specialized care units within our healthcare centers such as Alzheimer's disease care units, sub-acute nursing units and a number of in-house pharmacies. Similar specialty units are under consideration at a number of our centers, as well as free standing projects.

Health Care Services Revenues. Health care services we provide include a comprehensive range of services through related or separately structured long-term health care centers, specialized care units, pharmacy operations, rehabilitative services, assisted living centers, retirement centers and homecare programs. In fiscal 2004, 89.0% of our net revenues, excluding revenues from management services, were derived from such health care services. Highlights of health care services activities during 2004 were as follows:

A. **Long-Term Health Care Centers.** As described in more detail throughout this document, we operated or managed 74 long-term health care centers as of December 31, 2004, a decrease of two during 2004. Revenues from 48 of these facilities are reported as patient revenues on our financial statements, while management fee income is recorded as other revenues for 26 facilities, as these are managed for third party owners. We generally charge 6% of net revenues for our management services. Average occupancy in these long-term health care centers was 93.9% during the year ended December 31, 2004.

B. **Rehabilitative Services.** We offer physical, speech, and occupational therapy through Professional Health Services, a division of NHC. We maintained a rehabilitation staff of over 600 highly trained, professional therapists in 2004. The majority of our rehabilitative services are for patients in our owned and managed long-term care centers. We also provide services to over 100 additional health care providers and operate five free standing outpatient rehabilitation clinics in Tennessee. We are the designated sports medicine provider for Middle Tennessee State University in Murfreesboro, Tennessee. Our rates for these services are competitive with other market rates.

C. **Medical Specialty Units.** We require all our centers to participate in the Medicare program, and have expanded our range of offerings by the creation of center-specific medical specialty units such as our Alzheimer's disease care units and subacute nursing units.

D. **Pharmacy Operations.** At year end, we operated three regional pharmacy operations (one in east Tennessee, one in central Tennessee, one in South Carolina). These pharmacy operations operate out of a central office and supply (on a separate contractual basis) pharmaceutical services and supplies which were formerly purchased by each center from local vendors. Pharmacy reimbursement under Medicare has also been shifted from direct billing by the pharmacy to a negotiated rate structure between skilled nursing centers and the pharmacy, with the skilled nursing centers Medicare reimbursement being based upon a prospective rate not related to actual patient pharmaceutical usage.

E. **Assisted Living Projects.** We presently own, lease or manage 22 assisted living projects, 11 of which are located within the physical structure of a long-term health care center or retirement complex. Assisted living units provide basic room and board functions for the elderly with the on-staff availability to assist in minor medical needs on an as needed basis. Development of new units has been discontinued due to existing market conditions.

F. **Managed Care Contracts.** We operate four regional contract management offices, staffed by experienced case managers who contract with managed care organizations (MCO's) and insurance carriers for the provision of subacute and other medical specialty services within a regional cluster of our owned and managed centers. Managed care patient days were 42,360 in 2002, 41,320 in 2003 and 44,409 in 2004.

G. **Hospice.** In 2003 we entered into a partnership agreement with Caris HealthCare in order to develop hospice programs in selected market locations. Six locations in Tennessee are now open with three additional locations due to open in 2005.

H. **Homecare Programs.** Our 31 homecare programs (one homecare program closed in 2004) have increased their total number of visits from 486,012 in 2003 to 506,530 in 2004. Many of our homecare patients are previously discharged from our long-term health care centers. The reimbursement for homecare services under the Medicare program provides for a prospective pay system. Under the homecare prospective payment system, we receive a prospectively determined amount per patient per 60 day episode as defined by Medicare guidelines.

Other Revenues. We generate revenues from management, accounting and financial services to third party long-term care, assisted living and independent living centers, from administrative and advisory services to NHI and NHR (which are health care real estate investment trusts), from insurance services to our managed centers, from dividends and other realized gains on securities and from interest income. In fiscal 2004, 11.0% of our net revenues were derived from such other sources. The significant other sources of revenues are described as follows:

A. **Insurance Services.** NHC owns a licensed Tennessee workers compensation insurance company which either directly or in conjunction with other workers compensation carriers provides such coverage at the majority of NHC operated centers. A second wholly owned insurance subsidiary is licensed in the Cayman Islands and provides general and professional liability coverage in substantially all of NHC's owned and managed centers. This company elects to be taxed as a domestic subsidiary. We also self-insure our employees' (referred to as "partners") health insurance benefit program at a cost we believe is less than a commercially obtained policy. Finally, we operate a long-term care insurance division, which is licensed to sell commercially underwritten long-term care policies. NHC's revenues from insurance services totaled $19.6 million in 2004.

B. **Management, Accounting and Financial Services.** We provide management services to long-term health care centers, assisted living centers and independent living centers operated by third party owners. We typically charge 6% of the managed centers' revenues as a fee for these services. Additionally, we provide accounting and financial services to other long-term care or related types of entities who typically have been or are in the process of being transferred from bankrupt organizations or from entities operating in states with economically unreasonable liability insurance premiums into the hands of small operators or not-for-profit entities. No management services are provided to these entities. As of December 31, 2004, we perform management services for 26 centers and accounting and financial services for 40 centers. NHC's revenues from management, accounting and financial services totaled $20.5 million in 2004.

C. **Advisory Services to National Health Investors, Inc.** In 1991, we formed National Health Investors, Inc. as a wholly-owned subsidiary. We then transferred to NHI certain healthcare facilities owned by NHC and distributed the shares of NHI to NHC's shareholders. The distribution had the effect of separating NHC and NHI into two independent public companies. As a result of the distribution, all of the outstanding shares of NHI were distributed to the then NHC investors. NHI is listed on the New York Stock Exchange.

NHI entered into an Advisory, Administrative Services and Facilities Agreement (the "Advisory Agreement") with NHC pursuant to which NHC provides NHI, for a fee, with investment advice, office space, personnel and other services. For its services under the Advisory Agreement, the Advisor is entitled to a base annual compensation of $1,625,000 plus an additional amount based on increases in funds from operations.

Compensation paid to executive officers of NHI is credited against this Advisory Fee. NHC executive officers W. Andrew Adams, Robert G. Adams, Donald K. Daniel, Kenneth D. DenBesten and Charlotte A. Swafford serve as executive officers of NHI. NHC earned revenues of approximately $2.3 million in 2004 under the terms of the advisory agreement.

The NHI Advisory Agreement provides that the Advisor shall pay all expenses incurred in performing its obligations thereunder, without regard to the amount of compensation received under the Agreement. Expenses specifically listed as expenses to be borne by the Advisor without reimbursement include among others (1) the cost of accounting, statistical or bookkeeping equipment necessary for the maintenance of NHI's books and records and (2) employment expenses of the officers and directors and personnel of the Advisor.

We also provide management, accounting and financial services to 17 foreclosure properties operated by NHI.

Effective November 1, 2004, our Advisory Agreement with NHI was assigned to a new independent company formed by NHI's President and Board Chairman, W. Andrew Adams. Therefore, Mr. Adams has assumed the responsibilities of the Advisory Agreement. To assure independence from NHC, Mr. Adams has resigned as CEO and terminated his managerial responsibilities with NHC. He will out source non-managerial functions of the Advisory Agreement such as payroll processing and the like to NHC. During the immediate future, Mr. Adams will remain on the NHC Board as Chairman, focusing only on strategic planning, but will have no management involvement with NHC.

D. **Advisory Services to National Health Realty, Inc.** In 1997, we formed National Health Realty, Inc., as a wholly-owned subsidiary. We then transferred to NHR certain healthcare facilities then owned by NHC and distributed the shares of NHR to NHC's shareholders. The distribution had the effect of separating NHC and NHR into two independent public companies. As a result of the distribution, all of the outstanding shares of NHR were distributed to the then NHC investors. NHR is listed on the American Stock Exchange.

NHC entered into an Advisory Agreement with NHR whereby services related to investment activities and day-to-day management and operations are provided to NHR by NHC as Advisor. The Advisor is subject to the supervision of and policies established by NHR's Board of Directors. Either party may terminate the Advisory Agreement on 90 days notice at any time.

For its services under the Advisory Agreement, NHC is entitled to annual compensation of the greater of 2% of NHR's gross consolidated revenues or the actual expenses incurred by NHC. NHC executive officers W. Andrew Adams (through November 1, 2004), Robert G. Adams, Donald K. Daniel, Kenneth D. DenBesten and Charlotte A. Swafford serve as executive officers of NHR. During 2004, NHC's compensation under the advisory agreement was $411,000.

The Advisory Agreement provides that NHR will not, without the prior approval of NHI, be actively or passively engaged in the pursuit of additional investment opportunities until the earlier of the termination of the Advisory Agreement or such time as NHC is no longer actively engaged as investment advisor to NHI. NHC announced on November 1, 2004 that it had assigned its advisory agreement with NHI to an independent company owned by W. Andrew Adams, former NHC President. Therefore, the restriction on NHR's investment activities has been removed.

E. **Principal Office.** We maintain our home office staff in Murfreesboro, Tennessee in a building owned by a limited partnership, which is 69.7% owned by NHC.

Long-Term Health Care Centers

The health care centers operated by our independent subsidiaries provide in-patient skilled and intermediate nursing care services and in-patient and out-patient rehabilitation services. Skilled nursing care consists of 24-hour nursing service by registered or licensed practical nurses and related medical services prescribed by the patient's physician. Intermediate nursing care consists of similar services on a less intensive basis principally provided by non-licensed personnel. These distinctions are generally found in the long-term health care industry although for Medicaid reimbursement purposes, some states in which we operate have additional classifications, while in other states the Medicaid rate is the same regardless of patient classification. Rehabilitative services consist of physical, speech, and occupational therapies, which are designed to aid the patient's recovery and enable the patient to resume normal activities.

Each health care center has a licensed administrator responsible for supervising daily activities, and larger centers have assistant administrators. All have medical directors, a director of nurses and full-time registered nurse coverage.

All centers provide physical therapy and most have other rehabilitative programs, such as occupational or speech therapy. Each facility is located near at least one hospital and is qualified to accept patients discharged from such hospitals. Each center has a full dining room, kitchen, treatment and examining room, emergency lighting system, and sprinkler system where required. Management believes that all centers are in compliance with the existing fire and life safety codes.

We have developed a quality certification program which we utilize in each of our operated health care centers. An integral part of the program is a computerized patient assessment system which aids in placing the patient in the appropriate section of each center (skilled or intermediate) and monitors the health care needs of the patient, number and frequency of medications and other essential medical information. The data derived from this system is used not only to assure that appropriate care is given to each individual patient, but also to ascertain the appropriate amount of staffing of each section of the center. Additionally, we require a patient care survey to be performed at least quarterly by the regional and home office nursing support team, and a "consumer view" survey by senior management at least twice a year. We developed and promote a "customer satisfaction" rating system, using 1993 as a benchmark, and requires improvement in the ratings by each center as a condition of participation in our overall "Excellence Program."

We provide centralized management and support services to NHC operated health care nursing centers. The management and support services include operational support through the use of regional vice presidents and regional nurses, accounting and financial services, cash management, data processing, legal, consulting and services in the area of rehabilitative care. Many personnel are employed by our administrative services affiliate, National Health Corporation, which is also responsible for overall services in the area of personnel, loss control, insurance, education and training. We reimburse the administrative services contractor by paying all the costs of personnel employed for our benefit as well as a fee. National Health Corporation (National) is wholly owned by the National Health Corporation Employee Stock Ownership Plan and provides its services only to us.

We provide management services to centers operated under management contracts and offsite accounting and financial services to other owners, all pursuant to separate contracts. The term of each contract and the amount of the management fee or accounting and financial services fee is determined on a case-by-case basis. Typically, we charge 6% of net revenues for our management contracts and specific item fees for our accounting and financial service agreements. The initial term of the contracts range from two years to ten years. In certain contracts, we maintain a right of first refusal should the owner desire to sell a managed center.

All health care centers we operate are licensed by the appropriate state and local agencies. All except two are certified as providers for Medicaid patients, and all are certified as Medicare providers. Certification of advised centers is the prerogative of the provider/owner. All licensed nursing homes, assisted living and homecare offices are subject to state and federal licensure and certification surveys. These surveys, from time to time, may produce statements of deficiencies. In response to such a statement, if any, the staff at each center would file a plan of correction and any alleged deficiencies would be corrected. Presently, none of our leased and managed facilities are operating under material statements of deficiencies. We have a significant monetary bonus program for employees attached to passing these surveys with few or no deficiencies.

Health Care Center Construction

In May 2004, we completed construction and opened a new health care facility in Franklin, Tennessee, which has 160 long-term care beds (47 of these beds came from an existing facility) and 46 assisted living units. Furthermore, we completed the construction of a 30 long-term care bed addition in Murfreesboro, Tennessee in August 2004. In the future, we will apply for Certificates of Need for additional beds in our own markets and also evaluate the feasibility of expansion into new markets through either internal or external growth.

Occupancy Rates

The following table shows certain information relating to occupancy rates for our continuing owned, leased, and debt guaranteed managed long-term health care centers:

Year Ended December 31	**2004**	2003	2002
Overall census	**93.9%**	93.9%	93.2%

Occupancy rates are calculated by dividing the total number of days of patient care provided by the number of patient days available (which is determined by multiplying the number of licensed beds by 365 or 366).

Termination of Florida Health Care Center Operations

Unable to obtain liability insurance in the state of Florida (but not elsewhere), we elected to discontinue our Florida long-term health care center operations on September 30, 2000. At that time in Florida we operated two owned skilled nursing facilities and thirteen leased facilities of which three were freestanding assisted living facilities, and we had management contracts with nine facilities owned by third parties. Our former Vice President of Operations and his staff in the state of Florida resigned in August 2000. These individuals, plus additional Florida based outside investors, formed new entities and entered into a series of new leases on the thirteen leased properties and our two owned properties, which leases are for a five-year term that expires September 30, 2005. We sold the current assets and current liabilities and leased our furniture, fixtures and leasehold improvements of our owned and leased Florida facilities to the same group of entities. Additionally, and with the consent of the third party owners, the Florida management contracts were assigned to other entities primarily owned and controlled by our former Vice President of Operations. These transactions closed on September 30, 2000, with an effective date of October 1, 2000. New licenses were issued for the respective operators as of that day. Although our obligations for rent payments owed on leased centers remain in effect due to a master lease, we are receiving a credit for lease payments made by the new providers, which were current as of December 31, 2004. Through the master lease agreement, we still maintain a right of first refusal with NHI and NHR to purchase any of the Florida facilities should NHI or NHR receive an offer from an unrelated party.

Assisted Living Units

We presently lease or own 10 and manage 12 assisted living units, 11 of which are located within the physical structure of a long-term health care center or retirement center and 11 of which are freestanding. Assisted living units provide basic room and board functions for the elderly with the on-staff availability to assist in minor medical needs on an as needed basis. Certificates of Need are not necessary to build these projects and we believe that overbuilding has occurred in some of our markets.

Retirement Centers

Our four leased and two managed retirement centers offer specially designed residential units for the active and ambulatory elderly and provide various ancillary services for our residents, including restaurants, activity rooms and social areas. In most cases, retirement centers also include long-term health care facilities, either in contiguous or adjacent licensed health care centers. Charges for services are paid from private sources without assistance from governmental programs. Retirement centers may be licensed and regulated in some states, but do not require the issuance of a Certificate of Need such as is required for health care centers. We have, in several cases, developed retirement centers adjacent to our health care properties with an initial construction of 40 to 80 units and which units are rented by the month; thus these centers offer an expansion of our continuum of care. We believe these retirement units offer a positive marketing aspect of our health care centers.

We have one managed and one leased retirement center which are "continuing care communities", where the resident pays a substantial endowment fee and a monthly maintenance fee. The resident then receives a full range of services – including nursing home care – without additional charge.

Our managed continuing care community, the 137 unit Richland Place Retirement Center, was opened in January, 1993 and is fully occupied. We opened the leased 58 unit AdamsPlace in Murfreesboro, Tennessee during 1998 and during 2002 expanded it to 93 units.

Homecare Programs

Our home health programs (we call them homecare) provide nursing and rehabilitative services to individuals in their residences and are licensed by the Tennessee, South Carolina and Florida state governments and certified by the federal government for participation in the Medicare program. Each of our 31 Medicare certified homecare programs is managed by an administrator and under the clinical direction of a registered nurse, with speech, occupational and physical therapists either employed by the program or on a contract basis. Homecare visits increased from 486,012 visits in 2003 to 506,530 in 2004. Effective October 1, 2000, homecare reimbursement under the Medicare program was totally changed by the implementation of a prospective payment system. Under this payment system, we receive a prospectively determined amount per patient per 60 day episode of care as defined by Medicare guidelines. We are operating effectively and efficiently under the new system.

Regulation

Long term health care centers are subject to extensive federal, state and in some cases, local regulatory, licensing, and inspection requirements. These requirements relate, among other things, to the adequacy of physical buildings and equipment, qualifications of administrative personnel and nursing staff, quality of nursing provided and continued compliance with laws and regulations relating to the operation of the centers. In all states in which we operate, before the facility can make a capital expenditure exceeding certain specified amounts or construct any new long-term health care beds, approval of the state health care regulatory agency or agencies must be obtained and a Certificate of Need issued. The appropriate state health planning agency must determine that a need for the new beds or expenditure exists before a Certificate of Need can be issued. A Certificate of Need is generally issued for a specific maximum amount of expenditure and the project must be completed within a specific time period. There is no advance assurance that we will be able to obtain a certificate of need in any particular instance. In some states, approval is also necessary in order to purchase existing health care beds, although the purchaser is normally permitted to avoid a full scale certificate of need application procedure by giving advance written notice of the acquisition and giving written assurance to the state regulatory agency that the change of ownership will not result in a change in the number of beds or the services offered at the facility.

While there are currently no significant legislative proposals to eliminate certificates of need pending in the states in which we do business, deregulation in the certificate of need area would likely result in increased competition among nursing home companies and could adversely affect occupancy rates and the supply of licensed and certified personnel.

HIPAA Compliance

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") has mandated an extensive set of regulations to standardize electronic patient health, administrative and financial data transactions, and to protect the privacy of individually identifiable health information.

The Company has a HIPAA Task Force and designated privacy and security officers. The privacy requirements contained in HIPAA regulations were presented to every employee and are presented on a continuing basis to new hires during the orientation process. Privacy notices are posted in each facility, and are provided to every new admission. The Company uses a standard Business Associate Agreement with vendors and providers.

The Company has identified information inflow and outflow throughout the organization and has determined the appropriate security safeguards the Company will have in place by April 20, 2005 to be HIPAA-compliant.

Sources of Revenue

Our revenues are primarily derived from our health care centers. The source and amount of the revenues are determined by (i) the licensed bed capacity of our health care centers, (ii) the occupancy rate of the centers, (iii) the extent to which the rehabilitative and other skilled ancillary services provided at each center are utilized by the patients in the centers, (iv) the mix of private pay, Medicare and Medicaid patients, and (v) the rates paid by private paying patients and by the Medicare and Medicaid programs.

The following table sets forth sources of patient revenues from health care centers and homecare services for the periods indicated:

Year Ended December 31

Source	**2004**	2003	2002
Private	**25%**	27%	29%
Medicare	**34%**	32%	31%
Medicaid/Skilled	**13%**	13%	13%
Medicaid/Intermediate	**25%**	26%	27%
VA and Other	**3%**	2%	0%
Total	**100%**	100%	100%

Private Revenue Sources

Private paying patients, private insurance carriers and the Veterans Administration generally pay on the basis of the center's charges or specifically negotiated contracts. We attempt to attract an increased percentage of private and Medicare patients by providing rehabilitative services and increasing the marketing of those services through market areas and "Managed Care Offices," of which seven were open at year end. These services are designed to speed the patient's recovery and allow the patient to return home as soon as is practical. In addition to educating physicians and patients to the advantages of the rehabilitative services, we have also implemented incentive programs which provide for the payment of bonuses to our regional and center personnel if they are able to obtain private and Medicare goals at their centers.

Government Health Care Reimbursement Programs

The federal health insurance program for the elderly is Medicare, which is administered by the U.S. Department of Health and Human Services, Centers for Medicare and Medicaid Services (CMS). State programs for medical assistance to the indigent are known as Medicaid in states in which we operate. All health care centers owned, leased or managed by us are certified to participate in Medicare and all but two participate in Medicaid. Eligibility for participation in these programs depends upon a variety of factors, including, among others, accommodations, services, equipment, patient care, safety, physical environment and the implementation and maintenance of cost controls and accounting procedures. In addition, some of our centers have entered into separate contracts with the United States Veterans Administration which provides reimbursement for care to veterans transferred from Veterans Administration hospitals.

Medicare is uniform nationwide and reimburses nursing centers under a fixed payment system named the Prospective Payment System (PPS). Although general similarities exist due to federal mandates, each state operates under its own specific system, usually called Medicaid.

Commencing January 1, 1999 [and as mandated by the Balanced Budget Act of 1997 (BBA)], Medicare changed its former cost reimbursement system to PPS. Under PPS, the center receives a fixed payment which covers all but a few services provided to Medicare patients. Thus the center must not only cover its fixed and normal operating expenses out of this payment, but also physical and speech therapy, drugs and other supplies, and other necessary services of the type provided by skilled nursing facilities. We experienced a material decrease in Medicare revenues in 1999 due to PPS, but were able to also substantially reduce operating expenses. Material reductions were negotiated in therapy, pharmaceutical and other ancillary services. Some legislative changes were made to PPS in late 1999 (the Balanced Budget Retirement Act, or BBRA) and again in December 2000 (the Benefits Improvement and Protection Act, or BIPA), both of which provided some relief from the drastic revenue reductions occasioned by the BBA. A substantial cut in Medicare payments again occurred, however, effective October 1, 2002. Improvement in rates granted through annual updates effective in October 1, 2003 and 2004 have restored rates to pre-October 2002 levels. See "Medicare Financial Changes."

Medicare patients are entitled to have payment made on their behalf to a skilled nursing facility for up to 100 days during each calendar year and a prior 3-day hospital stay is required. A patient must be certified for entitlement under the Medicare program before the skilled nursing facility is entitled to receive Medicare payments and patients are required to pay approximately $109.50 per day after the first 20 days of the covered stay.

Medicaid programs provide funds for payment of medical services obtained by "medically indigent persons." These programs are operated by state agencies which adopt their own medical reimbursement methodology and standards, but which are entitled to receive supplemental funds from the federal government if their programs comply with certain federal government regulations. In all states in which we operate, the Medicaid programs authorize reimbursement at a fixed rate per day of service. The fixed rate is established on the basis of a predetermined average cost of operating nursing centers in the state in which the facility is located or based upon the center's actual cost. The rate is adjusted annually based upon changes in historical costs and/or actual costs and a projected cost of living factor. Some state Medicaid programs adjust the patient care portion of the rate using a case-mix system similar to Medicare PPS.

During the fiscal year, each facility receives payments under the applicable government reimbursement program. Medicare and Medicaid payments are generally "prospective." Medicare, under PPS, pays our centers a fixed fee per Medicare patient per day, based on the acuity level of the patient, to cover all post-hospital extended care routine service costs, ancillary costs and capital related costs. The classification of a patient by acuity level is subject to audit with respect to proper application of the various payment formulas. These audits can result in retroactive adjustments of interim payments received from the program. If, as a result of such audits, it is determined that overpayment of benefits were made, the excess amount must be repaid to the government. If, on the other hand, it is determined that an underpayment was made, the government agency makes an additional payment to the operator. Medicaid payments are also subject to audit and review. We record as receivables the amounts which we expect to receive under the Medicare and Medicaid programs and record into profit or loss any differences in amounts actually received at the time of interim and final settlements. To date, adjustments have not had a material adverse effect on us. We believe that our payment formulas have been properly applied and that any future adjustments will not be materially adverse. Effective January 1, 1999 when the Medicare program became prospective in nature, the potential for adjustments in the amounts we are paid was greatly diminished. For additional discussion see "Medicare Financial Changes."

Changes in certification and participation requirements of the Medicare and Medicaid programs have restricted, and are likely to continue to restrict further, eligibility for reimbursement under those programs. Failure to obtain and maintain Medicare and Medicaid certification at our facilities would result in denial of Medicare and Medicaid payments which could result in a significant loss of revenue. In addition, private payors, including managed care payors, increasingly are demanding that providers accept discounted fees or assume all or a portion of the financial risk for the delivery of health care services. Such measures may include capitated payments whereby we are responsible for providing, for a fixed fee, all services needed by certain patients. Capitated payments can result in significant losses if patients require expensive treatment not adequately covered by the capitated rate. Efforts to impose reduced payments, greater discounts and more stringent cost controls by government and other payors are expected to continue. For the fiscal year ended December 31, 2004, we derived 34% and 38% of our net patient revenues from the Medicare and Medicaid programs, respectively. Any reforms that significantly limit rates of reimbursement under the Medicare and Medicaid programs, therefore, could have a material adverse effect on our profitability. We are unable to predict what reform proposals or reimbursement limitations will be adopted in the future or the effect such changes will have on our operations. No assurance can be given that such reforms will not have a material adverse effect on us.

Medicare Financial Changes

Government at both the federal and state levels has continued in its efforts to control the growth of and spending for health care services, including the type of services we provide.

In 2000, Congress adjusted the payment rates to skilled nursing facilities under the Benefits Improvement and Protection Act (BIPA). The BIPA increased the inflation update to the full market basket in Fiscal Year 2001 and raised the nursing component of the RUGs by 16.6 percent in an effort to improve PPS nursing staff ratios. Additionally, the BIPA spread the BBRA 20 percent increase to the three rehabilitation RUGs across all 14 special rehabilitation RUGs as a 6.7 percent increase. The other RUGs changed in the BBRA maintained the 20 percent increase. These changes went into effect on April 1, 2001.

However, certain improvements brought about by BBRA and BIPA (including the 4 percent across-the-board increase in RUG payments and the 16.6 percent increase in nursing component) expired on September 30, 2002. Furthermore, Medicare payments for homecare services were decreased, also effective October 1, 2002.

Effective October 1, 2003, the CMS increased reimbursement for Medicare Part A 3.26% in addition to the annual inflationary increase of 3%. We estimate this change increased our Medicare revenues by approximately $5,200,000 during the twelve months ended September 30, 2004. No material additional changes to reimbursement are expected until CMS refines the current RUG III case-mix methodology.

Effective October 1, 2004, the CMS increased reimbursement for Medicare Part A 2.8% through the annual inflationary increase. We estimate this change will increase our Medicare revenues by approximately $2,500,000 during the twelve months ended September 30, 2005. As a result of increases in 2003 and 2004, Medicare rates now exceed pre-October 2002 levels.

No material additional changes to reimbursement are expected until CMS refines the current RUG III case-mix methodology.

Competition

In most of the communities in which we operate health care centers, there are other health care centers with which we compete. We own, lease or manage (through subsidiaries) 74 long-term health care facilities located in ten states. Each of these states are certificate of need states which generally requires the state to approve the opening of any new long-term health care facilities. There are hundreds of operators of long-term health care facilities in each of these states and no single operator, including us, dominates any of these state's long-term health care markets, except for some small rural markets which might have only one long-term health care facility. In competing for patients and staff with these centers, we depend upon referrals from acute care hospitals, physicians, residential care facilities, church groups and other community service organizations. The reputation in the community and the physical appearance of our health care centers are important in obtaining patients, since members of the patient's family generally participate to a greater extent in selecting health care centers than in selecting an acute care hospital. We believe that by providing and emphasizing rehabilitative as well as skilled care services at our centers, we are able to broaden our patient base and to differentiate our centers from competing health care centers.

As we expanded into the assisted living market, we monitored proposed or existing competing assisted living centers. Our development goal is to link our health care centers with our assisted living centers, thereby obtaining a competitive advantage for both.

We experience competition in employing and retaining nurses, technicians, aides and other high quality professional and non-professional employees. In order to enhance our competitive position, we have an educational tuition loan program, an American Dietary Association approved internship program, a specially designed nurse's aide training class, and we make financial scholarship aid available to physical therapy vocational programs. We support the Foundation for Geriatric Education. We also maintain an "Administrator in Training" course, 24 months in duration, for the professional training of administrators. Presently, we have six full-time individuals in this program. Four of our six regional vice presidents and 44 of our 74 health care center administrators are graduates of this program.

Our employee benefit package offers a tuition reimbursement program. The goal of the program is to insure a well trained qualified work force to meet future demands. While the program is offered to all disciplines, special emphasis has been placed on supporting students in nursing and physical therapy programs. Students are reimbursed at the end of each semester after presenting tuition receipts and grades to management. The program has been successful in providing a means for many bright students to pursue a formal education.

Employees

As of December 31, 2004, our Administrative Services Contractor plus our managed centers had approximately 12,000 full and part time employees, who we call "Partners." No employees are represented by a bargaining unit. We believe our current relations with our employees are good.

Investor Information

We maintain a worldwide web site at www.nhccare.com. We publish to this web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and press releases. We do not necessarily have these filed the same day as they are filed with the SEC or released to the public, but rather have a policy of placing these on the web site within two (2) business days of public release or SEC filing.

We also maintain the following documents on the web site:

- The NHC Code of Ethics and Standards of Conduct. This has been adopted for all employees of our Administrative Services Contractor, officers and directors of the Company. The website will also disclose whether there have been any amendments or waivers to the Code of Ethics and Standards of conduct. To date there have been none.
- Information on our "NHC Valuesline," which allows our staff and investors unrestricted access to our Corporate Compliance Officer, executive officers and directors. The toll free number is 800-526-4064 and the communications may be incognito, if desired.
- The NHC Restated Audit Committee Charter.
- The NHC Compensation Committee Charter.
- The NHC Nomination and Corporate Governance Committee Charter

We will furnish, free of charge, a copy of any of the above documents to any interested investor upon receipt of a written request.

Item 2. Properties

LONG-TERM HEALTH CARE CENTERS

State	City	Center	Affiliation	Total Beds	Joined NHC
Alabama	Anniston	NHC HealthCare, Anniston	Leased[1]	151	1973
	Moulton	NHC HealthCare, Moulton	Leased[1]	136	1973
Georgia	Fort Oglethorpe	NHC HealthCare, Fort Oglethorpe	Owned[2]	135	1989
	Rossville	NHC HealthCare, Rossville	Leased[1]	112	1971
Kansas	Chanute	Chanute HealthCare Center	Managed	77	2001
	Council Grove	Council Grove HealthCare Center	Managed	80	2001
	Haysville	Haysville HealthCare Center	Managed	119	2001
	Larned	Larned HealthCare Center	Managed	54	2001
	Sedgwick	Sedgwick HealthCare Center	Managed	56	2001
Kentucky	Glasgow	NHC HealthCare, Glasgow	Leased[1]	194	1971
	Madisonville	NHC HealthCare, Madisonville	Leased[1]	94	1973
Massachusetts	Greenfield	Buckley Nursing Home	Managed	120	1999
	Holyoke	Buckley Center for Nursing & Rehab.	Managed	102	1999
	Quincy	John Adams Continuing Care Center	Managed	71	1999
	Taunton	Longmeadow of Taunton	Managed	100	1999
Missouri	Columbia	Columbia HealthCare Center	Managed	97	2001
	Desloge	NHC HealthCare, Desloge	Leased[1]	120	1982
	Joplin	Joplin HealthCare Center	Managed	92	2001
	Joplin	NHC HealthCare, Joplin	Leased[1]	126	1982
	Kennett	NHC HealthCare, Kennett	Leased[1]	170	1982
	Macon	Macon Health Care Center	Managed	120	1982
	Osage Beach	Osage Beach Health Care Center	Managed	120	1982
	St. Charles	Charlevoix HealthCare Center	Managed	142	2001
	St. Charles	NHC HealthCare, St. Charles	Leased[1]	120	1982
	St. Louis	NHC HealthCare, Maryland Heights	Leased[1]	220	1987
	Springfield	Springfield Rehabilitation and Health Care Center	Managed	120	1982
	Town & Country	Town & Country HealthCare Center	Managed	282	2001
	West Plains	West Plains Health Care Center	Leased[1]	120	1982
New Hampshire	Epsom	Epsom Manor	Managed	108	1999
	Manchester	Maple Leaf Health Care Center	Managed	114	1999
	Manchester	Villa Crest Health Care Center	Managed	126	1999
South Carolina	Aiken	Mattie C. Hall Health Care Center	Managed	176	1982
	Anderson	NHC HealthCare, Anderson	Leased[1]	290	1973
	Clinton	NHC HealthCare, Clinton	Leased[1]	131	1993
	Columbia	NHC HealthCare, Parklane	Leased[1]	120	1997
	Greenwood	NHC HealthCare, Greenwood	Leased[1]	152	1973
	Greenville	NHC HealthCare, Greenville	Leased[1]	176	1992
	Laurens	NHC HealthCare, Laurens	Leased[1]	176	1973
	Lexington	NHC HealthCare, Lexington	Leased[1]	120	1994
	Mauldin	NHC HealthCare, Mauldin	Leased[1]	120	1997
	Murrells Inlet	NHC HealthCare, Garden City	Leased[1]	88	1992
	North Augusta	NHC HealthCare, North Augusta	Leased[1]	132	1991
	Sumter	NHC HealthCare, Sumter	Managed	138	1985

LONG-TERM HEALTH CARE CENTERS (continued)

State	City	Center	Affiliation	Total Beds	Joined NHC
Tennessee	Athens	NHC HealthCare, Athens	Leased(1)	98	1971
	Chattanooga	NHC HealthCare, Chattanooga	Leased(1)	207	1971
	Columbia	Maury Regional Hospital	Managed	20	1996
	Columbia	NHC HealthCare, Columbia	Leased(1)	106	1973
	Columbia	NHC HealthCare, Hillview	Leased(1)	92	1971
	Cookeville	NHC HealthCare, Cookeville	Managed	94	1975
	Dickson	NHC HealthCare, Dickson	Leased(1)	191	1971
	Dunlap	NHC HealthCare, Sequatchie	Leased(1)	120	1976
	Farragut	NHC HealthCare, Farragut	Leased(1)	60	1998
	Franklin	NHC Place, Cool Springs	Owned	160	2004
	Franklin	NHC HealthCare, Franklin	Leased(1)	80	1979
	Hendersonville	NHC HealthCare, Hendersonville	Leased(1)	122	1987
	Johnson City	NHC HealthCare, Johnson City	Leased(1)	160	1971
	Knoxville	NHC HealthCare, Fort Sanders	Owned(2)	172	1977
	Knoxville	NHC HealthCare, Knoxville	Leased(1)	139	1971
	Lawrenceburg	NHC HealthCare, Lawrenceburg	Managed	96	1985
	Lawrenceburg	NHC HealthCare, Scott	Leased(1)	62	1971
	Lewisburg	NHC HealthCare, Lewisburg	Leased(1)	102	1971
	Lewisburg	NHC HealthCare, Oakwood	Leased(1)	60	1973
	McMinnville	NHC HealthCare, McMinnville	Leased(1)	150	1971
	Milan	NHC HealthCare, Milan	Leased(1)	122	197
	Murfreesboro	AdamsPlace	Leased(1)	90	1997
	Murfreesboro	NHC HealthCare, Murfreesboro	Managed	181	1974
	Nashville	The Health Center of Richland Place	Managed	107	1992
	Oak Ridge	NHC HealthCare, Oak Ridge	Managed	128	1977
	Pulaski	NHC HealthCare, Pulaski	Leased(1)	102	1971
	Smithville	NHC HealthCare, Smithville	Leased(1)	114	1971
	Somerville	NHC HealthCare, Somerville	Leased(1)	72	1976
	Sparta	NHC HealthCare, Sparta	Leased(1)	120	1975
	Springfield	NHC HealthCare, Springfield	Leased(1)	107	1973
Virginia	Bristol	NHC HealthCare, Bristol	Leased(1)	120	1973

ASSISTED LIVING UNITS

State	City	Center	Affiliation	Units
Alabama	Anniston	NHC Place/Anniston	Leased(1)	68
Arizona	Gilbert	The Place at Gilbert	Managed	50
	Glendale	The Place at Glendale	Managed	38
	Tucson	The Place at Tucson	Managed	50
	Tucson	The Place at Tanque Verde	Managed	38
Kansas	Larned	Larned Health Care Center	Managed	19
Kentucky	Glasgow	NHC HealthCare, Glasgow	Leased(1)	8
Missouri	St. Charles	Lake St. Charles Retirement Center	Leased(1)	25
New Hampshire	Epsom	Heartland Place	Managed	54
	Manchester	Villa Crest Assisted Living	Managed	29
South Carolina	Conway	The Place at Conway	Managed	42

ASSISTED LIVING UNITS (continued)

State	City	Center	Affiliation	Units
Tennessee	Dickson	NHC HealthCare, Dickson	Leased[1]	20
	Farragut	NHC Place, Farragut	Leased[1]	84
	Franklin	NHC Place, Cool Springs	Owned	46
	Gallatin	The Place at Gallatin	Managed	42
	Johnson City	NHC HealthCare, Johnson City	Leased[1]	6
	Kingsport	The Place at Kingsport	Managed	44
	Murfreesboro	AdamsPlace	Leased[1]	83
	Nashville	Richland Place	Managed	24
	Smithville	NHC HealthCare, Smithville	Leased[1]	6
	Somerville	NHC HealthCare, Somerville	Leased[1]	12
	Tullahoma	The Place at Tullahoma	Managed	42

RETIREMENT APARTMENTS

State	City	Retirement Apartments	Affiliation	Units	Established
Kansas	Larned	Larned HealthCare Center	Managed	10	2001
Missouri	St. Charles	Lake St. Charles Retirement Apartments	Leased[1]	155	1984
Tennessee	Chattanooga	Parkwood Retirement Apartments	Leased[1]	30	1986
	Johnson City	Colonial Hill Retirement Apartments	Leased[1]	63	1987
	Murfreesboro	AdamsPlace	Leased[1]	93	1997
	Nashville	Richland Place Retirement Apartments	Managed	137	1993

HOMECARE PROGRAMS

State	City	Homecare Programs	Affiliation	Established
Florida	Carrabelle	NHC HomeCare of Carrabelle	Owned	1994
	Chipley	NHC HomeCare of Chipley	Owned	1994
	Crawfordville	NHC HomeCare of Crawfordville	Owned	1994
	Marianna	NHC HomeCare of Marianna	Owned	1994
	Merritt Island	NHC HomeCare of Merritt Island	Owned	1999
	Ocala	NHC HomeCare of Ocala	Owned	1996
	Panama City	NHC HomeCare of Panama City	Owned	1994
	Port St. Joe	NHC HomeCare of Port St. Joe	Owned	1994
	Quincy	NHC HomeCare of Quincy	Owned	1994
	Tallahassee	NHC HomeCare of Tallahassee	Owned	1994
	Vero Beach	NHC HomeCare of Vero Beach	Owned	1997
South Carolina	Aiken	NHC HomeCare of Aiken	Owned	1996
	Greenwood	NHC HomeCare of Greenwood	Owned	1996
	Laurens	NHC HomeCare of Laurens	Owned	1996
Tennessee	Athens	NHC HomeCare of Athens	Owned	1984
	Chattanooga	NHC HomeCare of Chattanooga	Owned	1985
	Columbia	NHC HomeCare of Columbia	Owned	1977
	Cookeville	NHC HomeCare of Cookeville	Owned	1976
	Dickson	NHC HomeCare of Dickson	Owned	1977
	Johnson City	NHC HomeCare of Johnson City	Owned	1978
	Knoxville	NHC HomeCare of Knoxville	Owned	1977
	Lawrenceburg	NHC HomeCare of Lawrenceburg	Owned	1977
	Lebanon	NHC HomeCare of Lebanon	Owned	1997
	Lewisburg	NHC HomeCare of Lewisburg	Owned	1977
	McMinnville	NHC HomeCare of McMinnville	Owned	1976

HOMECARE PROGRAMS (continued)

State	City	Homecare Programs	Affiliation	Established
Tennessee	Milan	NHC HomeCare of Milan	Owned	1977
	Murfreesboro	NHC HomeCare of Murfreesboro	Owned	1976
	Pulaski	NHC HomeCare of Pulaski	Owned	1985
	Somerville	NHC HomeCare of Somerville	Owned	1983
	Sparta	NHC HomeCare of Sparta	Owned	1984
	Springfield	NHC HomeCare of Springfield	Owned	1984

(1) Leased from NHR or NHI

(2) NHC HealthCare/Fort Oglethorpe and NHC HealthCare/Fort Sanders are owned by separate limited partnerships. The Company owns approximately 80% of the partnership interest in Fort Oglethorpe and 25% of the partnership interest in Fort Sanders.

Item 3. Legal Proceedings

General and Professional Liability Lawsuits and Insurance

Across the nation, the entire long term care industry has experienced a dramatic increase in personal injury/wrongful death claims and awards based on alleged negligence by nursing facilities and their employees in providing care to residents. As of December 31, 2004, we and/or our managed centers are currently defendants in 51 such claims covering the years 1995 through December 31, 2004. Fourteen of these suits are in Florida, where we have not operated or managed long-term care providers since September 30, 2000. In addition, two suits are currently pending in relation to the September 25, 2003 fire discussed below.

In 2002, we established and capitalized a wholly-owned licensed liability insurance company. Thus, since 2002, insurance coverage for incidents occurring at all providers owned or leased, and most providers managed by us is provided through this wholly-owned insurance company.

Our coverages for all years include primary policies and umbrella policies. For years 1999 through 2001, the policies contain a per incident deductible. In 2000 and 2001, there was no aggregate limit on our potential deductible obligations. In 2002, the deductibles were eliminated and first dollar coverage was provided through the wholly-owned insurance company, while the excess coverage was provided by a third party insuror.

Beginning in 2003, primary and excess professional liability insurance coverage was provided through our wholly-owned liability insurance company in the amount of $1 million per incident, $3 million per location with an aggregate primary policy limit of $11.0 million in 2003 and $12.0 million in 2004. Both 2003 and 2004 had a $7.5 million annual excess aggregate.

In May 2004, we entered into an agreement in which NHC assumed all outstanding professional liability exposures for the period October 1, 2000 through December 31, 2002, which were previously insured through a third party carrier. In return, NHC received a return of insurance premiums in the amount of $4,168,714.

As a result of the terms of our insurance policies and our use of a wholly-owned insurance company, we have retained significant self insurance risk with respect to general and professional liability. We use independent actuaries to estimate our exposures for claims obligations (for both asserted and unasserted claims) related to deductibles and exposures in excess of coverage limits, and we maintain reserves for these obligations. **It is possible that claims against us could exceed our coverage limits and our reserves, which would have a material adverse effect on our financial position, results of operations and cash flows.**

Nashville Fire

On September 25, 2003, a tragic and as of yet unexplained fire occurred on the second floor of a skilled nursing facility located in Nashville, Tennessee operated by one of our limited liability company subsidiaries. While the concrete and steel constructed facility complied with applicable fire safety codes, the building was not equipped with fire sprinklers. Although the fire was limited to a double bedded patient's room, extensive smoke filled the area and caused injuries to other patients despite aggressive efforts to evacuate these patients by NHC employees, fire department personnel and other volunteers. There have been sixteen patient deaths since the fire, an undetermined number of which may be related to the events of September 25, 2003.

The fire produced extensive media coverage, specifically focused on the fact that health care centers, including hospitals, constructed prior to 1994 are not required by Tennessee law or regulations to be fully sprinkled if constructed with fire resistant materials. We have announced that irrespective of code standards, we are fully sprinkling all facilities operated by NHC that are not already fully sprinkled. We have created through our National Health Foundation (a qualified 501(c)(3) charity) a patient and family relief fund, which is being administered separately from other funds of the Foundation by families of Nashville patients. The prayers and best wishes of the NHC family partners have gone forth to all patients and families affected by this fire. We are proactively seeking to resolve any questions and/or losses with our patients and their families, and will continue to do so until all matters are resolved. Of a total of 32 lawsuits filed against us, 30 have been settled and two lawsuits are currently pending. The cases were consolidated in the Third Circuit Court for Davidson County, Tennessee. Discovery is ongoing in the remaining two cases. The Company plans to vigorously defend against the allegations in these lawsuits and seek settlements with residents and their families.

Additionally, in connection with the fire, we have incurred losses and costs associated with interruption of business, as we have closed the center for an indefinite period of time. For the year ended December 31, 2004, we have received or accrued $1,404,000 of business interruption insurance recoveries from third-party insurance carriers. These insurance recoveries have reduced our losses and costs and have been included in other operating expenses in the 2004 consolidated statement of income.

The building involved in the fire was leased by one of our limited liability company subsidiaries from National Health Investors, Inc. (NHI). We terminated the lease during the third quarter of 2004. A provision of the lease allowed that if substantial damage occurred during the lease term, we could terminate the lease with respect to the damaged property. Under the lease, NHC will have no obligation to repair the property and NHI will receive the entire insurance proceeds related to the building damage. We are obligated to continue to indemnify and hold harmless NHI from any and all demands arising from our use of the property. NHI retains the right to license the beds under the lease termination.

Consistent with the provisions of SFAS 5, we have accrued for probable and estimatible losses related to the Nashville fire and have included our estimates of these losses in accrued risk reserves in the consolidated balance sheet. It is possible that claims against us related to the Nashville fire could exceed our estimates, which would have a material adverse effect on our financial position, results of operations and cash flows.

General Litigation

There is certain additional litigation incidental to our business, none of which, in management's opinion, would be material to our financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

The Annual Meeting of the Shareholders was held on April 20, 2004, and the results reported in the June 30, 2004, Form 10-Q filed with the SEC on August 9, 2004.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The shares of common stock of National HealthCare Corporation are traded on the American Stock Exchange under the symbol NHC. The closing price for the NHC shares on February 28, 2005 was $37.38. On December 31, 2004, NHC had approximately 3,900 shareholders, comprised of 2,300 shareholders of record and an additional 1,600 shareholders indicated by security position listings. The following table sets out the quarterly high and low sales prices of NHC's shares. NHC paid no dividends during 2002 or 2003.

	Stock Prices		Cash Dividends
	High	Low	Declared
2003			
1st Quarter	$20.25	$17.06	$ —
2nd Quarter	21.26	17.63	—
3rd Quarter	21.30	13.83	—
4th Quarter	22.15	13.95	—
2004			
1st Quarter	**$26.00**	**$19.00**	**$ —**
2nd Quarter	**30.75**	**24.86**	**.250**
3rd Quarter	**29.76**	**25.75**	**.125**
4th Quarter	**36.85**	**28.46**	**.125**

Item 6. Selected Financial Data.

The following table represents selected financial information for the five years ended December 31, 2004. The financial information for 2004, 2003 and 2002 has been derived from financial statements included elsewhere in this Form 10-K and should be read in conjunction with those financial statements and accompanying footnotes.

(in thousands, except per share data)

Year Ended December 31,	**2004**	2003	2002	2001	2000
Operating Data:					
Net revenues	**$521,829**	$472,864	$458,252	$419,967	$462,415
Total costs and expenses	**481,774**	439,577	430,806	397,804	445,255
Income before income taxes	**40,055**	33,287	27,446	22,163	17,160
Income tax provision	**16,083**	13,335	11,009	8,963	6,942
Net income	**23,972**	19,952	16,437	13,200	10,218
Earnings per share:					
Basic	**$ 2.05**	$ 1.72	$ 1.43	$ 1.17	$ .89
Diluted	**1.95**	1.65	1.37	1.13	.89
Dividends declared per share:					
Cash	**$ .50**	$ —	$ —	$ —	$ —
Balance Sheet Data:					
Total assets	**$373,117**	$352,393	$305,575	$293,103	$273,047
Accrued risk reserves	**62,354**	43,953	31,632	22,528	16,875
Long-term debt, less current portion	**16,025**	19,000	26,220	40,029	55,379
Debt serviced by other parties	**1,494**	1,727	1,952	2,146	2,384
Stockholders' equity	**182,348**	151,027	120,141	96,078	69,534

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview – National HealthCare Corporation ("NHC" or the "Company") is a leading provider of long-term health care services. We operate or manage 74 long-term health care centers with 9,177 beds in 10 states and provide other services in two additional states. These operations are provided by separately funded and maintained subsidiaries. We provide long-term health care services to patients in a variety of settings including long-term nursing centers, managed care specialty units, sub-acute care units, Alzheimer's care units, homecare programs, assisted living centers and independent living centers. In addition, we provide management and accounting services to owners of long-term health care centers and advisory services to National Health Realty, Inc., ("NHR") and prior to November 1, 2004 to National Health Investors, Inc. ("NHI").

Summary of Goals and Areas of Focus

Accrued Risk Reserves – Our accrued professional liability reserves, workers' compensation reserves and health insurance reserves totaled $62,354,000 at the end of 2004 and are a primary area of management focus. We have set aside restricted cash to fully fund our professional liability and workers' compensation reserves. The tragic fire on September 25, 2003 at the Nashville skilled nursing subsidiary increased these liabilities in 2003 and 2004 and, depending upon future events, may require additional adjustments in the future. We have settled 30 of the 32 lawsuits filed against the company and will continue to vigorously defend against the allegations in the lawsuits and seek settlements with residents and their families. We have in the past and are currently undertaking steps to contain these costs.

As to the risks of fire, we will continue retrofitting in 2005 all of our owned and leased long-term care centers with fire sprinklers where not already equipped. We estimate the cost of this undertaking will be approximately $9,000,000 of which approximately $5,000,000 has already been spent. A fire safety consulting firm was engaged in 2004 and continues in 2005 to evaluate and modify, if necessary, our priority safety procedures. In addition, we have implemented a comprehensive fire safety training program at all of our centers to include, where feasible, local fire departments.

As to exposure for professional liability claims, we have developed for our centers performance certification criteria to measure and bring focus to the patient care issues most likely to produce professional liability exposure, including in-house acquired pressure ulcers, significant weight loss and numbers of falls. These programs for certification, which are continuing, have already produced measurable improvements in reducing these incidents. Our experience is that achieving goals in these patient care areas improves both patient and employee satisfaction. Furthermore, we are in the process of identifying and restructuring the ownership or management of our higher risk operations and locations to eliminate NHC liability exposure.

As to workers' compensation claims, we have implemented programs such as safety boards, safety awards, and tracking systems for "days without a lost time accident" to bring focus to these risks at all of our locations. As to health insurance claims, we changed our health plan network provider to obtain better discounts in 2005 and we continue to evaluate our health plan design to identify opportunities for improvements and cost savings.

Management Transfers – Effective on November 1, 2004 W. Andrew Adams resigned from his position as CEO of the Company and President Robert G. Adams was elected CEO. W. Andrew Adams will remain on the NHC Board as Chairman, focusing on strategic planning, but will have no day to day managerial duties with NHC. Concurrently, NHC has assigned its Advisory Agreement with National Health Investors, Inc. to an independent company owned by W. Andrew Adams.

Robert Adams has served NHC for 30 years in various positions including nursing center administrator, regional vice president, senior vice president, chief operating officer and President prior to his appointment as CEO. He has also served as an NHC Board member for 13 years.

We continue to focus on making certain we have capable and experienced leaders working with a dedicated staff at all levels. In January 2005, we announced the promotion of two long-term employees to Senior Vice President of Operations and Central Regional Vice President.

R. Michael Ussery, a 24-year veteran of the Company, was promoted to Senior Vice President of Operations. During his tenure with NHC, Ussery has served as senior regional vice president, regional vice president and administrator in multiple locations. Ussery also garnered numerous honors with the company including the top honor, Administrator of the Year in 1989. Greg Bidwell, a 19-year veteran of the Company, assumed Ussery's previous position as Regional Vice President for the Central region. The region covers Middle Tennessee and Southern Kentucky. Bidwell most recently served as administrator of NHC HealthCare in Murfreesboro, Tennessee. Bidwell's honors include Administrator of the Year in 1996 and Center of the Year in 2003.

We believe that these management changes will help to assure that we meet our continuing goals to provide quality patient care and investor satisfaction at NHC.

NHI Lease Renewal – We lease 34 long-term health care centers and three retirement centers from National Health Investors. We have an option to renew this lease at fair market value in 2006. We are currently in negotiations with NHI regarding the terms of the new lease.

Earnings – To monitor our earnings, we have developed budgets and management reports to monitor labor, census, and the composition of revenues. Rate increases from Medicare and Medicaid are expected to be modest in 2005 and may be largely offset by cost increases.

We recognize revenues associated with cost report settlements and requests for exceptions to routine cost limitations when the results of final cost report audits are known and when approvals of exception requests are assured. The three-year review period expired in 2004 for approximately $23,402,000 of routine cost limit exceptions and provisions. These exceptions and provisions have been eliminated from the amounts due to third party payors, which are payables to Medicare and Medicaid intermediaries, and have been recorded as revenue in the fourth quarter of 2004. However, we have received no additional cash payments during 2004 related to these amounts. These revenue amounts relate primarily to cost reports filed for 1997 and 1998 and preliminarily processed by the government intermediaries in 2001.

Growth – The long-term care industry has gone through a long period of financial distress caused by material reductions in government payments for services and dramatic increases in the cost of professional liability insurance. As a result, we have limited our expansion efforts and used cash generated from operations to repay debt and build liquidity.

In May 2004, we completed construction and opened a new health care facility in Franklin, Tennessee, which has 160 long-term care beds (47 of these beds came from an existing facility) and 46 assisted living units. Furthermore, we completed the construction of a 30 long-term care bed addition in Murfreesboro, Tennessee in August 2004. In the future, we will apply for Certificates of Need for additional beds in our own markets and also evaluate the feasibility of expansion into new markets through internal and external growth.

In 2005 we continue to develop an active hospice program in selected areas through our partnership with the recently formed Caris Healthcare and also explore opportunities to expand our home health care services.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and cause our reported net income to vary significantly from period to period.

Our critical accounting policies that are both important to the portrayal of our financial condition and results and require our most difficult, subjective or complex judgments are as follows:

Revenue Recognition – Third Party Payors – Approximately 64% (2004), 66% (2003), and 63% (2002) of our net revenues are derived from Medicare, Medicaid, and other government programs. Amounts earned under these programs are subject to review by the Medicare and Medicaid intermediaries. In our opinion, adequate provision has been made for any adjustments that may result from these reviews. Any differences between our estimates of settlements and final determinations are reflected in operations in the year finalized. For the cost report years 1997 and 1998, we have submitted various requests for exceptions to Medicare routine cost limitations for reimbursement. We received preliminary intermediary approval on $14,186,000 of these requests in 2001 after settlement of outstanding litigation styled *Braeuning, et al vs. National HealthCare L.P., et al.* We have, in addition, made provisions of approximately $12,761,000 for other various Medicare and Medicaid issues for current and prior year cost reports. Consistent with our revenue recognition policies, we will record revenues associated with the approved requests and the other various issues when the approvals, including the final cost report audits, are assured. The three-year review period expired in 2004 for approximately $22,310,000 of the routine cost limit exceptions and this amount was recorded as revenue in 2004 even though we received no cash payments for this revenue in 2004.

Accrued Risk Reserves – We are principally self-insured for risks related to employee health insurance, workers' compensation and professional and general liability claims. Our accrued insurance risk reserves primarily represent the accrual for self-insured risks associated with employee health insurance, workers' compensation and professional and general liability claims. The accrued risk reserves include a liability for reported claims and estimates for incurred but unreported claims. Our policy with respect to a significant portion of our workers' compensation and professional and general liability claims is to use an actuary to support the estimates recorded for incurred but unreported claims. Our health insurance reserve is based on our known claims incurred and an estimate of incurred but unreported claims determined by our analysis of historical claims paid. We reassess our accrued risk reserves on a quarterly basis.

Professional liability is an area of particular concern to us. The entire long term care industry has seen a dramatic increase in personal injury/wrongful death claims based on alleged negligence by nursing homes and their employees in providing care to residents. As of December 31, 2004, we and/or our managed centers are defendants in 51 such claims inclusive of years 1995 through 2004. In addition, two lawsuits are currently pending relative to a tragic September 25, 2003 fire at our Nashville LLC skilled nursing subsidiary. This litigation is expected to take several years to complete and additional claims which are as yet unasserted may arise. **It is possible that these claims plus unasserted claims could exceed our reserves, which would have a material adverse effect on our financial position, results of operations and cash flows.** It is possible that future events could cause us to make significant adjustments or revisions to these estimates and cause our reported net income to vary significantly from period to period.

We maintain insurance coverage for incidents occurring in all providers owned, leased or managed by us. The coverages include both primary policies and umbrella policies. For years 1999 and 2000, we maintain insurance coverage through third party insurance companies. For 2001, we have bought back the insurance policy we had through a third party insurance company and we are liable for any remaining claims. For 2002, we maintain primary coverage through our own insurance company with excess coverage provided by a third party insurance company. For 2004, we maintain both primary and excess coverage through our own insurance subsidiary. In all years, settlements, if any, in excess of insurance policy limits and our own reserves would be expensed by us.

Revenue Recognition – Uncertain Collections – We provide management services to certain long-term care facilities and to others we provide accounting and financial services. We generally charge 6% of net revenues for our management services and a predetermined fixed rate per bed for the accounting and financial services. Generally our policy is to recognize revenues associated with both management services and accounting and financial services on an accrual basis as the services are provided. However, there are certain of the third parties with which we have contracted to provide services and which we have determined, based on insufficient historical collections and the lack of expected future collections, that the service revenue realization is uncertain and our policy is to recognize income only in the period in which the amounts are collected. It is possible that future events could cause us to make significant adjustments or revisions to these estimates and cause our reported net income to vary significantly from period to period.

Certain of our accounts receivable from private paying patients and certain of our notes receivable are subject to credit losses. We have attempted to reserve for expected accounts receivable credit losses based on our past experience with similar accounts receivable and believe our reserves to be adequate.

We continually monitor and evaluate the carrying amount of our notes receivable in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan – An Amendment of FASB Statements No. 5 and 15." It is possible, however, that the accuracy of our estimation process could be materially impacted as the composition of the receivables changes over time. We continually review and refine our estimation process to make it as reactive to these changes as possible. However, we cannot guarantee that we will be able to accurately estimate credit losses on these balances. It is possible that future events could cause us to make significant adjustments or revisions to these estimates and cause our reported net income to vary significantly from period to period.

Potential Recognition of Deferred Income – During 1988, we sold the assets of eight long-term health care centers to National Health Corporation ("National"), our administrative general partner at the time of the sale. The resulting profit of $15,745,000 was deferred and will be amortized into income beginning with the collection of the note receivable (up to $12,000,000) with the balance ($3,745,000) of the profit being amortized into income on a straight-line basis over the management contract period. The collection (or alternatively, the offset against certain payables to National) of up to $12,000,000 of notes receivable would result in the immediate recognition of up to $12,000,000 of pretax net income. Currently, the notes are due December 31, 2007.

Guarantees – We guarantee the debt of managed and other long-term health care centers ($7,424,000) and the debt of National and the ESOP ($9,951,000). We recorded a liability in the amount of $1,044,000 related to our guarantee of $3,000,000 of debt of six long-term health care centers in Florida. We recorded this liability based upon our estimate of the value of the underlying collateral of the loans. It is possible that future events could cause us to make significant adjustments to our estimates and liability under these guarantees and cause our reported net income to vary significantly from period to period.

Tax Contingencies – NHC continually evaluates for tax related contingencies. Contingencies may arise where tax laws may allow for alternative interpretations or where the timing of recognition of income is subject to judgment. We believe we have adequate provisions for tax contingencies. However, because of uncertainty of interpretation by various tax authorities and the possibility that there are issues that have not been recognized by management, we cannot guarantee we have accurately estimated our tax liabilities.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and notes thereto which contain accounting policies and other disclosures required by generally accepted accounting principles.

Results of Operations

The following table and discussion sets forth items from the consolidated statements of income as a percentage of net revenues for the audited years ended December 31, 2004, 2003 and 2002.

Percentage of Net Revenues

Year Ended December 31,	**2004**	2003	2002
Revenues:			
Net patient revenues	**89.0%**	89.4%	88.9%
Other revenues	**11.0**	10.6	11.1
Net revenues	**100.0**	100.0	100.0
Costs and Expenses:			
Salaries, wages and benefits	**52.9**	53.7	52.1
Other operating	**28.7**	27.4	27.7
Rent	**7.9**	8.8	9.0
Write-off of notes receivable	**—**	—	1.7
Depreciation and amortization	**2.6**	2.6	2.7
Interest	**.2**	.4	.8
Total costs and expenses	**92.3**	92.9	94.0
Income before income taxes	**7.7%**	7.1%	6.0%

The following table sets forth the increase in certain items from the consolidated statements of income as compared to the prior period.

Period to Period Increase (Decrease)

	2004 vs. 2003		2003 vs. 2002	
(dollars in thousands)	**Amount**	**Percent**	Amount	Percent
Revenues:				
Net patient revenues	**$41,930**	9.9%	$15,301	3.8%
Other revenues	**7,035**	14.0	(689)	(1.4)
Net revenues	**48,965**	10.4	14,612	3.2
Costs and Expenses:				
Salaries, wages and benefits	**22,250**	8.8	15,235	6.4
Other operating	**19,846**	15.3	2,671	2.1
Rent	**(503)**	(1.2)	215	.5
Write-off of notes receivable	**—**	—	(7,960)	(100.0)
Depreciation and amortization	**1,385**	11.2	12	.1
Interest	**(781)**	(37.5)	(1,402)	(40.3)
Total costs and expenses	**42,197**	9.6	8,771	2.0
Income Before Income Taxes	**$ 6,768**	20.3%	$ 5,841	21.3%

Our long-term health care services, including therapy and pharmacy services, provided 90% of net patient revenues in 2004, 2003, and 2002. Homecare programs provided 10% of net patient revenues in 2004, 2003, and 2002.

The overall census in owned, leased and debt guaranteed managed health care centers for 2004 and 2003 was 93.9% compared to 93.2% in 2002. We opened a new health care center located in Franklin, Tennessee with 160 long" term beds (46 of these beds came from an existing facility) and 46 assisted living units. Furthermore, we completed the construction of a 30 long-term bed addition located in Murfreesboro, Tennessee.

Approximately 75% (2004), 73% (2003), and 71% (2002) of our net patient revenues are derived from Medicare, Medicaid, and other government programs. As discussed above in the *Application of Critical Accounting Policies* section, amounts earned under these programs are subject to review by the Medicare and Medicaid intermediaries. See *Application of Critical Accounting Policies* for discussion of the effects that this revenue concentration and the uncertainties related to such revenues have on our revenue recognition policies.

2004 Compared to 2003

Results for 2004 include a 10.4% increase compared to 2003 in net revenues and a 20.3% increase in net income before income taxes.

As indicated in the tables shown above, our patient revenues for 2004 increased $41,930,000 or 9.9% compared to 2003. This increase reflects improved Medicaid and private pay rates. Medicare rate improvements in the fourth quarter increased our revenues by approximately $650,000. Improvements in Medicare rates granted through annual updates effective October 1, 2003 and 2004 have restored rates to pre-October 2002 levels. Our patient revenues were also increased by approximately $22,310,000 of Medicare and Medicaid adjustments from prior years. Our newly opened Cool Springs health care and assisted living center in Franklin, Tennessee, net of revenues from beds closed elsewhere, added revenue of approximately $4,436,000.

Other revenues this year increased $7,035,000 or 14.0% to $57,158,000. Other revenues in 2004 include management and accounting service fees of $20,504,000 ($14,299,000 in 2003) and insurance services revenue of $19,685,000 ($17,427,000 in 2003). The increase in management and accounting service fees is due in part to the recognition in 2004 of $5,706,000, including $2,938,000 from National, of fees received in 2004 but which had been doubtful of collection in prior years. During 2004, NHC provided management, accounting and financial services for 40 facilities as compared to 42 facilities during 2003.

The increase in insurance service revenues is due to increased premiums for professional liability insurance from our wholly-owned insurance subsidiary. The premiums charged are based upon actuarially determined estimates of potential liability.

Total costs and expenses for 2004 increased $42,197,000 or 9.6% to $481,774,000 from $439,577,000 in 2003. Salaries, wages and benefits, the largest operating costs of this service company, increased $22,250,000 or 8.8% to $276,114,000 from $253,864,000. Other operating expenses increased $19,846,000 or 15.3% to $149,562,000 for 2004 compared to $129,716,000 in 2003. Rent expense decreased $503,000 or 1.2% to $41,034,000. Depreciation and amortization increased 11.2% to $13,765,000. Interest costs decreased 37.5% to $1,299,000.

Increases in salaries, wages and benefits are due in part to increased numbers of employees due to newly opened long-term care beds and increased utilization in therapy and homecare services and to increased bonus and benefit programs compared to 2004. The increases in bonus and benefit programs result both from inflationary increases as well as from changes in the benefit programs.

Increases in other operating costs and expenses are due in part to increases in the costs of professional liability insurance, workers' compensation insurance and health insurance. Newly opened long-term care beds and higher utilization of our therapy and homecare services also contributed to the increases.

Decreased interest expense is primarily due to our $16,791,000 prepayment of long-term debt in December 2003 and $327,000 in May 2004. The weighted average interest rate for our debt increased to 5.7% in 2004 from 5.2% in 2003.

Our tax provision remained constant at approximately 40% of income before income taxes.

2003 Compared to 2002

Results for 2003 include a 3.2% increase compared to 2002 in net revenues and a 21.3% increase in net income before income taxes.

As indicated in the tables shown above, our patient revenues for 2003 increased $15,301,000 or 3.8% compared to 2002. This increase reflects improved Medicaid and private pay rates and improved census. Medicare revenues currently earned, however, are still less than in the same period in the previous year. Although Medicare rate improvements in the fourth quarter increased our revenues by approximately $1,300,000, this increase is less than the previously announced $2,700,000 reduction in quarterly revenue that began October 1, 2002. Our patient revenues were also increased by approximately $3,600,000 of Medicare and Medicaid adjustments from prior years.

Other revenues this year decreased $689,000 or 1.4% to $50,123,000. Other revenues in 2003 include management and accounting service fees of $12,973,000 ($18,955,000 in 2002) and insurance services revenue of $18,753,000 ($14,961,000 in 2002). The decrease in management and accounting service fees is due primarily to the recognition in 2002 of $6,700,000, including $4,000,000 from National, of fees received in 2002 but which had been doubtful of collection in prior years. During 2003, NHC provided management, accounting and financial services for 42 facilities as compared to 37 facilities during 2002.

The increase in insurance service revenues is due to increased premiums for professional liability insurance from our wholly-owned insurance subsidiary to our managed centers. The premiums charged are based upon actuarially determined estimates of potential liability.

Total costs and expenses for 2003 increased $8,771,000 or 2.0% to $439,577,000 from $430,806,000 in 2002. Salaries, wages and benefits, the largest operating costs of this service company, increased $15,235,000 or 6.4% to $253,864,000 from $238,629,000. Other operating expenses increased $2,671,000 or 2.1% to $129,716,000 for 2003 compared to $127,045,000 in 2002. The write-off of notes receivable decreased $7,960,000 or 100% because there were no writeoffs in 2003. Rent expense increased $215,000 or .5% to $41,537,000. Depreciation and amortization increased .1% to $12,380,000. Interest costs decreased 40.3% to $2,080,000.

Increases in salaries, wages and benefits are due primarily to increased numbers of therapy and homecare employees (due to increased utilization) and to increased bonus and benefit programs compared to 2002. The increases in bonus and benefit programs result both from inflationary increases as well as from improvements in the benefit programs.

Increases in other operating costs and expenses are due primarily to increases in the costs of professional liability insurance, workers' compensation insurance and health insurance. Higher utilization of our homecare services also contributed to the increases.

Decreased interest expense is primarily due to our $10,600,000 prepayment of long-term debt in December 2002. The weighted average interest rate for our debt increased to 5.2% in 2003 from 4.7% in 2002.

Our tax provision remained constant at approximately 40% of income before income taxes.

Medicare Rate Changes

Medicare payments to skilled nursing facilities (SNF's) were cut by approximately 12% effective October 1, 2002 and then increased only by approximately 6.3% effective October 1, 2003. We estimate that the October 2003 changes increased our quarterly revenues by $1,300,000, which is less than the approximately $2,200,000 reduction in quarterly Medicare revenue that began in October 2002.

Beginning October 1, 2004, Medicare rates to SNF's increased approximately 2.8%. In addition, the per diem for patients with Acquired Immune Deficiency Syndrome increased 128%. With the October 1, 2004 increases, Medicare rates paid to SNF's are finally greater than the pre-October 2002 levels as a result of annual updates, "Market basket" corrections and changes in geographical wage indexes.

These SNF Medicare changes also impact the revenues of the centers which we manage. Our fees to these centers are generally calculated as a percentage of revenues. The changes effect both the current amounts owed for management fees and the cash available to the centers to pay unpaid management fees from prior years. Our management fee revenues are reported as "Other Revenues" on the Statements of Income.

No additional material changes to Medicare reimbursement are expected until the Centers for Medicare and Medicaid Services (CMS) refines the current RUG III case-mix methodology.

Regarding Medicare payments for home health care services, effective October 1, 2002, homecare payment rates were decreased by seven percent from the prior year rates and the inflation update scheduled at 3.2 percent was reduced to a 2.1 percent increase. The changes resulted in an overall reduction of 4.9 percent in payment rates from prior year payment rates for home health care services effective October 1, 2002. Including these and other additional Medicare changes, our revenues for homecare services were reduced by $1.5 million in 2003.

Medicare payments for home health care services provided in rural areas increased by 5% effective April 1,2004, with a slight decrease (.8%) for non-rural areas. This change plus a 5% increase in the number of Medicare episodes provided resulted in an increase in our Medicare revenues for homecare services of $2.5 million in 2004.

Liquidity, Capital Resources and Financial Condition –

Net cash provided by operating activities for the year ended December 31, 2004, was $20,295,000 as compared to $45,407,000 for 2003. Cash provided by operating activities for the current year is composed of net income plus depreciation and increases in various accrued current liabilities including accrued risk reserves, offset by increases in accounts receivable partially by and decreases in accrued liabilities including amounts due third party payors which are payables to Medicare and Medicaid intermediaries. Cash flows decreased significantly in the current year compared to the prior year due primarily to the reduction of the amounts due to third party payors, which are payables to Medicare and Medicaid intermediaries. Depreciation increased due primarily to the completion of construction and placing in service a healthcare center located in Franklin, Tennessee and an addition to an existing healthcare center located in Murfreesboro, Tennessee.

Amounts due to third party payors, which are payable to Medicare and Medicaid intermediaries decreased $22,705,000 due to the recognition of revenue related to the expiration of the review period for routine limit cost exception requests which were originally approved in 2001. The increase in other current liabilities and accrued risks reserves accounted for $13,734,000 in 2004 and $13,112,000 in 2003 of the cash provided by operating activities. If the risks materialize as expected, which may not be finally known for several years, they will require the use of our restricted cash.

Cash used in investing activities totaled $8,573,000 for the year ended December 31, 2004, as compared to $17,435,000 used in investing activities for the year ended December 31, 2003. Cash used for property and equipment additions was $22,741,000 for the year ended December 31, 2004 and $24,425,000 in the comparable period in 2003. Investments in notes receivable totaled $7,972,000 in 2004 compared to $15,039,000 in 2003. Cash provided by net collections of notes receivable was $21,905,000 in 2004 compared to net collections in notes receivable in 2003 of $21,093,000. Cash used in the purchase of marketable securities was $218,000 in 2004 compared to $473,000 cash provided from the sale of marketable securities in 2003.

Construction costs included in additions to property and equipment includes $6,117,000 for partial construction of a new 160 long-term care bed/46 assisted living unit health care facility which opened in the first quarter of 2004. An additional $5,814,000 is for partial construction of a 30 long-term bed addition to an existing health care center scheduled for completion in the fourth quarter of 2004. Approximately $5,000,000 is for the installation of fire sprinklers, which we have undertaken to do at all of our owned and leased centers that are not already so equipped. The remaining $5,810,000 is for capital improvements at our 49 leased or owned centers.

Investments in notes receivable in 2004 includes our $7,376,000 investment in $15,000,000 (face value) of tax exempt bonds, related to a facility for which we previously guaranteed the debt.

Net cash used in financing activities totaled $15,020,000 for the year ended December 31, 2004 as compared to $34,565,000 in 2003. Payments on debt were $3,817,000 in 2004 compared to $6,720,000 in 2003. Increases in restricted cash totaled $9,947,000 compared to $28,942,000 in the prior year. Dividends paid to shareholders for the year were $4,379,000 compared to none in 2003. Collections of receivables from the exercise of stock options totaled $16,000 compared to $350,000 in 2003. Proceeds from the issuance of common stock, primarily from the exercise of stock options, total $3,017,000 compared to $1,167,000 in the prior period.

The increase in restricted cash is due primarily to the cash reserved for our accrued risk reserves, including professional liability claims, workers' compensation claims and health insurance claims, net of cash paid out for those claims.

Table of Contractual Cash Obligations

Our contractual cash obligations for periods subsequent to December 31, 2004 are as follows:

(in thousands)	Total	Less than One Year	2–3 Years	4–5 Years	After 5 Years
Long-term debt	$ 19,786	$ 2,265	$ 5,199	$11,849	$ 473
Guaranteed debt	1,044	—	—	—	1,044
Obligation to complete construction	1,327	1,327	—	—	—
Obligation to purchase senior secured notes from financial institutions	9,372	9,372	—	—	—
Operating leases	102,275	44,295	57,980	—	—
Total Contractual Cash Obligations	$133,804	$57,259	$63,179	$11,849	$1,517

Future cash obligations for interest expense have not been included in the above table. In 2004, our cash payments for interest were $1,299,000.

The guaranteed debt of $1,044,000 represents our estimated obligation under a loan guarantee to a long-term health care center. As discussed in the section "Debt Guarantees," the $9,372,000 obligation represents our estimated obligation under a written put option related to senior secured notes between National and the National Health Corporation Leveraged Employee Stock Ownership Plan (the "ESOP") and certain lending institutions. In addition to the guaranteed debt obligation shown in the table above, we have guaranteed debt obligations of certain other entities totaling approximately $17,375,000. These guarantees are not included in the table above because we do not anticipate material obligations under these commitments.

Our current cash on hand, marketable securities, short-term notes receivable, operating cash flows, and as needed, our borrowing capacity are expected to be adequate to meet these contractual obligations and to finance our operating requirements, growth and development plans.

We started paying quarterly dividends in the second quarter of 2004 and anticipate the continuation of dividend payments as approved quarterly by the Board of Directors.

Guarantees and Related Third Party Exposure

Debt Guarantees –

In addition to our primary debt obligations, which are included in our consolidated financial statements, we have guaranteed the debt obligations of certain other entities. Those guarantees, which are not included as debt obligations in our consolidated financial statements, total $17,375,000 at December 31, 2004 and include $7,424,000 of debt of managed and other long-term health care centers and $9,951,000 of debt of National and the ESOP.

The $7,424,000 of guarantees of debt of managed and other long-term health care centers relates to first mortgage debt obligations of three long-term health care centers to which we provide management or accounting services. We have agreed to guarantee these obligations in order to obtain management or accounting services agreements. For this service, we charge an annual guarantee fee of 1% to 2% of the outstanding principal balance guaranteed, which fee is in addition to our management or accounting services fee.

The $9,951,000 of guarantees of debt of National and the ESOP relates to senior secured notes held by financial institutions. The total outstanding balance of National and the ESOP's obligations under these senior secured notes is $16,048,000. Of this obligation, $6,097,000 has been included in our debt obligations because we are a direct obligor on this indebtedness. The remaining $9,951,000, which is not included in our debt obligations because we are not a direct obligor, is due from NHI to National and the ESOP and ultimately to the financial institutions. Additionally, under the amended terms of these note agreements, the lending institutions have the right to put to us the entire outstanding balance of this debt on March 31, 2005. Upon exercise of this put option by the lending institutions, we would be obligated to purchase the then outstanding balance of these senior secured notes, which is estimated to be approximately $15,116,000.

As of December 31, 2004, our maximum potential loss related to the aforementioned debt and financial guarantees is $18,419,000, which is the outstanding balance of the guaranteed debt obligations. We have accrued approximately $1,044,000 for potential losses as a result of our guarantees.

Debt Cross Defaults

The $6,097,000 senior secured notes and an additional $1,486,000 senior notes (repaid in 2004) were borrowed from National. National obtained its financing through the ESOP. As we are a direct obligor on this debt, it has been reported as a liability owed by us to the holders of the debt instruments rather than as a liability owed to National and the ESOP.

Through a guarantee agreement, our $6,097,000 senior secured notes and our $9,951,000 guarantee described above have cross-default provisions with other debt of National and the ESOP. We currently believe that National and the ESOP are in compliance with the terms of their debt agreements.

New Accounting Pronouncements –

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires the consolidation of variable interest entities by the primary beneficiary of such variable interest entities. NHC has adopted FIN 46 effective March 31, 2004. The Company is not the primary beneficiary of any variable interest entity and, therefore, has not consolidated any additional entities as the result of adoption of FIN 46. The Company guarantees $10,389,000 of annual lease payments (through 2007) of 13 individual entities that operate 13 long-term health care facilities in Florida. The 13 individual entities, which lease the facilities from NHI and NHR, are each variable interest entities. The Company has also extended a working capital loan (outstanding balance of $1,145,000 at September 30, 2004) and has a 50% equity interest in a hospice company formed in 2003, which hospice company is also a variable interest entity. The Company is not the primary beneficiary of any of these variable interest entities. The Company's maximum exposure to loss as a result of its involvement with these variable interest entities is the guaranteed lease payments through 2007 and the outstanding balance of the working capital loan to the hospice company.

On December 16, 2004, the FASB issued FASB Statement No. 153, *Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29.* Statement 153 amends APB Opinion No. 29, *Accounting for Nonmonetary Transactions*, that was issued in 1973. The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in Statement 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, and as such, the Company is unable to assess the impact on the financial statements.

The FASB has issued FASB Statement No. 123 (Revised 2004), *Share-Based Payment.* The new FASB rule requires the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of Statement 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123R replaces FASB Statement No. 123, *Accounting for Stock-Based Compensation,* and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. Statement 123R is applicable as of the first interim or annual reporting period that begins after June 15, 2005.

Impact of Inflation –

Inflation has remained relatively low during the past three years. However, rates paid under the Medicare and Medicaid programs do not necessarily reflect all inflationary changes and are subject to cuts unrelated to inflationary costs. Therefore, there can be no assurance that future rate increases will be sufficient to offset future inflation increases in our labor and other health care service costs.

Item 7a. Quantitative and Qualitative Disclosures about Market Risk.

INTEREST RATE RISK

Our cash and cash equivalents consist of highly liquid investments with a maturity of less than three months. As a result of the short-term nature of our cash instruments, a hypothetical 10% change in interest rates would have minimal impact on our future earnings and cash flows related to these instruments.

Approximately $20.3 million of our notes receivable bear interest at fixed interest rates. As the interest rates on these notes receivable are fixed, a hypothetical 10% change in interest rates would have no impact on our future earnings and cash flows related to these instruments.

Approximately $1.8 million of our notes receivable bear interest at variable rates (generally at the prime rate plus 2%). Because the interest rates of these instruments are variable, a hypothetical 10% change in interest rates would result in a related increase or decrease in interest income of approximately $13,000.

As of December 31, 2004, $10.9 million of our long-term debt and debt serviced by other parties bear interest at fixed interest rates. Because the interest rates of these instruments are fixed, a hypothetical 10% change in interest rates would have no impact on our future earnings and cash flows related to these instruments. The remaining $8.9 million of our long-term debt and debt serviced by other parties bear interest at variable rates. Because the interest rates of these instruments are variable, a hypothetical 10% change in interest rates would result in a related increase or decrease in interest expense of approximately $32,000.

We do not currently use any derivative instruments to hedge our interest rate exposure. We have not used derivative instruments for trading purposes and the use of such instruments in the future would be subject to strict approvals by our senior officers.

EQUITY PRICE RISK

We consider the majority of our investments in marketable securities as available for sale securities and unrealized gains and losses are recorded in stockholders' equity in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The investments in marketable securities are recorded at their fair market value based on quoted market prices. Thus, there is exposure to equity price risk, which is the potential change in fair value due to a change in quoted market prices. Hypothetically, a 10% increase in quoted market prices would result in a related 10% increase in the fair value of our investments in marketable securities of $5,668,000 and a 10% reduction in quoted market prices would result in a related 10% decrease in the fair value of our investments in marketable securities of approximately $5,668,000.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
National HealthCare Corporation
Murfreesboro, Tennessee

We have audited the accompanying consolidated balance sheets of National HealthCare Corporation and Subsidiaries as of December 31,2004 and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National HealthCare Corporation and Subsidiaries at December 31, 2004 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2005, expressed an unqualified opinion thereon.

BDO Seidman, LLP

Memphis, Tennessee
February 18, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
National HealthCare Corporation

We have audited the accompanying consolidated balance sheet of National HealthCare Corporation as of December 31, 2003, and the related consolidated statements of income, cash flows and stockholders' equity for each of the two years in the period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National HealthCare Corporation at December 31, 2003, and the consolidated results of its operations and its cash flows for each of the two years in the period then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2003 the Company changed its method of accounting for guarantees.

Ernst + Young LLP

Nashville, Tennessee
February 9, 2004

Consolidated Statements of Income

(in thousands, except share and per share amounts)

Year Ended December 31	2004	2003	2002
Revenues:			
Net patient revenues	$ **464,671**	$ 422,741	$ 407,440
Other revenues	**57,158**	50,123	50,812
Net revenues	**521,829**	472,864	458,252
Costs and Expenses:			
Salaries, wages and benefits	**276,114**	253,864	238,629
Other operating	**149,562**	129,716	127,045
Rent	**41,034**	41,537	41,322
Write-off of notes receivable	**—**	—	7,960
Depreciation and amortization	**13,765**	12,380	12,368
Interest	**1,299**	2,080	3,482
Total costs and expenses	**481,774**	439,577	430,806
Income Before Income Taxes	**40,055**	33,287	27,446
Income Tax Provision	**16,083**	13,335	11,009
Net Income	$ **23,972**	$ 19,952	$ 16,437
Earnings Per Share:			
Basic	$ **2.05**	$ 1.72	$ 1.43
Diluted	$ **1.95**	$ 1.65	$ 1.37
Weighted Average Shares Outstanding:			
Basic	**11,674,901**	11,608,555	11,514,236
Diluted	**12,281,181**	12,059,986	11,974,042
Dividends Declared Per Share	$ **.50**	$ —	$ —

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

December 31	**2004**	2003
Assets		
Current Assets:		
Cash and cash equivalents	**$ 40,601**	$ 43,899
Restricted cash	**71,436**	61,489
Marketable securities	**56,684**	50,039
Accounts receivable, less allowance for doubtful accounts of $4,893 and $6,751, respectively	**45,875**	40,315
Tax refund	**6,311**	—
Notes receivable	**189**	189
Notes receivable from ESOP	**—**	2,857
Inventories	**5,259**	5,041
Prepaid expenses and other assets	**1,379**	967
Total current assets	**227,734**	204,796
Property and Equipment:		
Property and equipment, at cost	**215,936**	203,133
Accumulated depreciation and amortization	**(110,605)**	(106,928)
Net property and equipment	**105,331**	96,205
Other Assets:		
Bond reserve funds, mortgage replacement reserves and other deposits	**101**	129
Goodwill	**3,033**	3,033
Unamortized financing costs, net	**349**	467
Notes receivable	**11,925**	4,702
Notes receivable from NHR	**—**	14,924
Notes receivable from National	**8,819**	9,728
Notes receivable from ESOP	**—**	2,857
Deferred income taxes	**14,616**	14,232
Minority equity investments and other	**1,209**	1,320
Total other assets	**40,052**	51,392
Total assets	**$ 373,117**	$ 352,393

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

December 31	**2004**	2003
Liabilities and Stockholders' Equity		
Current Liabilities:		
Current portion of long-term debt	**$ 2,267**	$ 2,876
Trade accounts payable	**10,529**	9,412
Accrued payroll	**32,843**	30,898
Amounts due to third party payors	**5,519**	28,224
Accrued risk reserves	**62,354**	43,953
Deferred income taxes	**5,980**	3,932
Other current liabilities	**7,526**	12,445
Dividends payable	**1,518**	—
Accrued interest	**69**	69
Total current liabilities	**128,605**	131,809
Long-Term Debt, less Current Portion	**16,025**	19,000
Debt Serviced by Other Parties, less Current Portion	**1,494**	1,727
Other Noncurrent Liabilities	**13,207**	17,132
Deferred Lease Credit	**5,452**	6,245
Minority Interests in Consolidated Subsidiaries	**874**	812
Deferred Revenue	**25,112**	24,641
Commitments, Contingencies and Guarantees		
Stockholders' Equity:		
Preferred stock, $.01 par value; 10,000,000 shares authorized; none issued or outstanding	**—**	—
Common stock, $.01 par value; 30,000,000 shares authorized; 12,219,451 and 11,662,805 shares, respectively, issued and outstanding	**122**	116
Capital in excess of par value, less notes receivable	**82,799**	73,413
Retained earnings	**79,866**	61,791
Unrealized gains on marketable securities	**19,561**	15,707
Total stockholders' equity	**182,348**	151,027
Total liabilities and stockholders' equity	**$373,117**	$352,393

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

(in thousands)

Year Ended December 31	**2004**	2003	2002
Cash Flows From Operating Activities:			
Net income	**$ 23,972**	$ 19,952	$ 16,437
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**13,615**	12,262	12,126
Forgiveness and write-off of notes receivable	**391**	433	7,960
Provision for doubtful accounts receivable	**2,175**	55	3,283
Amortization of intangibles and deferred charges	**118**	118	242
Amortization of deferred income	**(1,297)**	(1,173)	(1,222)
Equity in earnings of unconsolidated investments	**(342)**	(330)	(297)
Deferred income taxes	**(1,161)**	(3,494)	(1,844)
Changes in assets and liabilities:			
Accounts (and other) receivables	**(7,687)**	(2,219)	(2,311)
Inventories	**(218)**	(319)	(379)
Prepaid expenses and other assets	**(412)**	291	(374)
Trade accounts payable	**1,117**	1,252	970
Accrued payroll	**1,945**	390	(646)
Amounts due to third party payors	**(22,705)**	(1,613)	125
Accrued interest	**—**	(66)	(69)
Other current liabilities and accrued risk reserves	**13,734**	13,112	12,060
Entrance fee deposits	**975**	1,559	2,187
Other noncurrent liabilities	**(3,925)**	5,197	316
Net cash provided by operating activities	**20,295**	45,407	48,564
Cash Flows From Investing Activities:			
Additions to and acquisitions of property and equipment, net	**(22,741)**	(24,425)	(12,821)
Investments in notes receivable	**(7,972)**	(15,039)	(3,695)
Collections of notes receivable	**21,905**	21,093	5,581
Sale (purchase) of marketable securities, net	**(218)**	473	13,677
Distributions from unconsolidated investments and other	**453**	463	304
Net cash (used in) provided by investing activities	**(8,573)**	(17,435)	3,046

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

(in thousands)

Year Ended December 31	**2004**	2003	2002
Cash Flows From Financing Activities:			
Proceeds from debt issuance	**—**	—	46
Payments on debt	**(3,817)**	(6,720)	(25,380)
Increase in restricted cash	**(9,947)**	(28,942)	(13,939)
Increase in minority interests in consolidated subsidiaries	**62**	62	22
Dividends paid to shareholders	**(4,379)**	—	—
Purchase of common shares	**—**	(258)	—
Issuance of common shares	**3,017**	1,167	1,413
Collections of receivables from exercise of options	**16**	350	4,196
(Increase) decrease in bond reserve funds, mortgage replacement reserves and other deposits	**28**	(57)	16
Increase in financing costs	**—**	(167)	(3)
Net cash used in financing activities	**(15,020)**	(34,565)	(33,629)
Net (Decrease) Increase in Cash and Cash Equivalents	**(3,298)**	(6,593)	17,981
Cash and Cash Equivalents, Beginning of Period	**43,899**	50,492	32,511
Cash and Cash Equivalents, End of Period	**$ 40,601**	$ 43,899	$ 50,492
Supplemental Information:			
Cash payments for interest expense	**$ 1,299**	$ 2,146	$ 3,551
Cash payments for income taxes	**$ 18,019**	$ 11,639	$ 11,394

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

Consolidated Statements of Shareholders' Equity

(in thousands, except share amounts)

	Common Stock		Receivables from Sale of Shares
	Shares	Amount	
Balance at December 31, 2001	11,476,956	$114	$(4,995)
Net income	—	—	—
Unrealized gains on securities (net of tax of $1,343)	—	—	—
Total comprehensive income			
Collections of receivables	—	—	4,196
Shares sold – stock purchase plans	117,022	1	—
Balance at December 31, 2002	11,593,978	115	(799)
Net income	—	—	—
Unrealized gains on securities (net of tax of $6,164)	—	—	—
Total comprehensive income			
Collection and forgiveness of receivables	—	—	783
Shares sold – stock purchase plans	85,342	2	—
Shares repurchased	(16,515)	(1)	—
Balance at December 31, 2003	11,662,805	116	(16)
Net income	—	—	—
Unrealized gains on securities (net of tax of $2,573)	—	—	—
Total comprehensive income			
Tax benefit from exercise of stock options	—	—	—
Collections of receivables	—	—	16
Shares sold – stock purchase plans			
(including 475,500 options exercised)	556,646	6	—
Dividends declared to common shareholders	—	—	—
Balance at December 31, 2004	**12,219,451**	**$122**	**$ —**

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

Capital in Excess of Par Value	Retained Earnings	Unrealized Gains (Losses) on Marketable Securities	Total Shareholders' Equity
$71,109	$25,402	$ 4,448	$ 96,078
—	16,437	—	16,437
—	—	2,017	2,017
			18,454
—	—	—	4,196
1,412	—	—	1,413
72,521	41,839	6,465	120,141
—	19,952	—	19,952
—	—	9,242	9,242
			29,194
—	—	—	783
1,165	—	—	1,167
(257)	—	—	(258)
73,429	61,791	15,707	151,027
—	23,972	—	23,972
—	—	3,854	3,854
			27,826
6,359	—	—	6,359
—	—	—	16
3,011	—	—	3,017
—	(5,897)	—	(5,897)
$82,799	**$79,866**	**$19,561**	**$182,348**

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies:

Presentation –

The consolidated financial statements include the accounts of National HealthCare Corporation and its subsidiaries ("NHC" or the "Company"). All material intercompany balances, profits, and transactions have been eliminated in consolidation, and minority interests are reflected in consolidation. Investments in entities in which we lack control but have the ability to exercise significant influence over operating and financial policies are accounted for on the equity method. Investments in entities in which we lack the ability to exercise significant influence are included in the consolidated financial statements at the lower of the cost or fair value of our investment.

Generally, we operate, manage or provide services to long-term health care centers and associated assisted living centers, retirement centers and home health care programs located in Southeastern, Midwestern and Western states in the United States. The long-term health care environment has continually undergone changes with regard to Federal and state reimbursement programs and other payor sources, compliance regulations, competition among other health care providers and patient care litigation issues. We continually monitor these industry developments as well as other factors that affect our business.

Use of Estimates –

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Patient Revenues –

Gross patient revenues are recorded on an accrual basis based on services rendered at amounts equal to our established rates. Approximately 72% of our net patient revenues in 2004 and 71% in 2003 and 2002 are from participation in Medicare and Medicaid programs.

Our patient revenues are derived primarily from skilled, intermediate and rehabilitative nursing services offered in long-term health care centers or in a patient's home. In some locations, we offer associated retirement center services and/or assisted living center services. Our goal is to offer a continuum of care, with patients passing from a retirement center or home care to assisted living or long-term nursing center care as their needs change.

We receive payments from the Medicare program under a prospective payment system ("PPS"). Under this PPS, for long-term care services. Medicare pays a fixed fee per Medicare patient per day, based on the acuity level of the patient, to cover all post-hospital extended care routine service costs, ancillary costs and capital related costs. Amounts received from Medicaid programs are generally based on fixed rates subject to program cost ceilings.

For homecare services, Medicare pays based on the acuity level of the patient and based on episodes of care. An episode of care is defined as a length of care up to 60 days with multiple continuous episodes allowed. The services covered by the episode payment include all disciplines of care, in addition to medical supplies, within the scope of the home health benefit. Our providers are allowed to make a request for anticipated payment at the start of care equal to 60% of the expected payment for the initial episode. The remaining balance due is paid following the submission of the final claim at the end of the episode. Revenues are recognized when services are provided based on the number of days of service rendered in the episode. Deferred revenue is recorded for payments received for which the related services have not yet been provided.

Allowances for contractual adjustments are recorded for the differences between our established rates and amounts paid by the Medicare and Medicaid programs and other third party payors. Contractual adjustments are deducted from gross patient revenues to determine net patient revenues.

All amounts earned under the Medicare, Medicaid and other governmental programs are subject to review by the payors. In the opinion of management, adequate provision and reserves have been made for any adjustments that may result from such reviews, including reviews related to the transition of payments to the PPS amounts. Any differences between estimated settlements and final determinations are reflected in operations in the year finalized. NHC recorded

$24,225,000 in 2004, $2,683,000 in 2003 and $4,010,000 in 2002 of net favorable settlements from Medicare and Medicaid for periods prior to the beginning of fiscal 2004, 2003 and 2002, respectively.

With respect to our long-term health care centers, for the cost report years 1997 and 1998 (which were subject to a retrospective reimbursement methodology), we submitted various requests for exceptions to Medicare routine cost limitations for reimbursement. During 2001, we received preliminary approval on substantially all of our exception requests, which approvals total approximately $14,186,000. We have in addition made provisions of approximately $12,761,000 for various Medicare and Medicaid issues for current and prior years. We recognize revenues associated with the approved exception requests and provisions when the approvals are assured and the results of final cost report audits are known. These approvals and audit results are subject to further audit and review by the fiscal intermediaries for a three-year period. As such, the approved requests and cost report provisions have been included in amounts due to third party payors, which are payables to Medicare and Medicaid intermediaries, in the consolidated balance sheets. The three-year review period expired in 2004 for approximately $22,820,000 of routine cost limit exceptions and provisions. Therefore, these exceptions and provisions have been eliminated from the amounts due to third party payors in the consolidated balance sheets, and have been recorded as revenues in 2004. The amounts recorded during 2003 and 2002 were not significant.

Other Revenues –

As discussed in Note 5, other revenues include revenues from the provision of insurance, management and accounting services to other long-term care providers, guarantee fees, advisory fees from National Health Investors, Inc. ("NHI") and National Health Realty, Inc. ("NHR"), dividends and other realized gains on marketable securities, equity in earnings of unconsolidated investments, interest income, rental income, loss on disposal of assets and other income. We charge for management and accounting services based on a percentage of net revenues or based on a fixed fee per bed of the long-term care center under contract. Advisory fees are based on our contractual agreements with NHR and, through October 31, 2004 NHI, and are discussed in Notes 2 and 3. We generally record other revenues on the accrual basis based on the terms of our contractual arrangements. However, with respect to management and accounting services revenue and interest income from certain long-term care providers, including National Health Corporation ("National") and NHI, as discussed in Note 5, where collectibility is uncertain or subject to subordination to other expenditures of the long-term care provider, we recognize the revenues and interest income when the amounts are collected.

Provision for Doubtful Accounts –

The Company's allowance for doubtful accounts is estimated using current agings of accounts receivable, historical collections data and other factors. Management reviews these factors and determines the estimated provision for doubtful accounts. Historical bad debts have generally resulted from uncollectible private balances, some uncollectible coinsurance and deductibles and other factors. Receivables that are deemed to be uncollectible are written off. The allowance for doubtful accounts balance is assessed on a quarterly basis, with changes in estimated losses being recorded in the consolidated statements of operations in the period identified.

The Company includes provisions for doubtful accounts in operating expenses in its consolidated statements of operations. The provisions for doubtful accounts were $2,175,000, $55,000 and $3,650,000 for 2004, 2003 and 2002, respectively.

Property and Equipment –

We use the straight-line method of depreciation over the expected useful lives of property and equipment estimated as follows: buildings and improvements, 20-40 years and equipment and furniture, 3-15 years. The provision for depreciation includes the amortization of properties under capital leases.

Leasehold improvements attached to properties owned by NHI and NHR are depreciated over the non-cancelable respective lease terms using the straight-line method.

Expenditures for repairs and maintenance are charged against income as incurred. Betterments are capitalized. We remove the costs and related allowances from the accounts for properties sold or retired, and any resulting gains or losses are included in income. We include interest costs incurred during construction periods in the cost of buildings ($240,000 in 2004, $162,000 in 2003, and $40,000 in 2002).

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we evaluate the recoverability of the carrying values of our properties on a property by property basis. We review our properties for recoverability when events or circumstances, including significant physical changes in the property, significant adverse changes in general economic conditions, and significant deteriorations of the underlying cash flows of the property, indicate that the carrying amount of the property may not be recoverable. The need to recognize an impairment is based on estimated future cash flows from a property compared to the carrying value of that property. If recognition of an impairment is necessary, it is measured as the amount by which the carrying amount of the property exceeds the estimated fair value of the property.

Mortgage and Other Notes Receivable –

In accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan – An Amendment of FASB Statements No. 5 and 15" ("SFAS 114"), NHC evaluates the carrying values of its mortgage and other notes receivable on an instrument by instrument basis. On a quarterly basis, NHC reviews its notes receivable for recoverability when events or circumstances, including the non-receipt of principal and interest payments, significant deteriorations of the financial condition of the borrower and significant adverse changes in general economic conditions, indicate that the carrying amount of the note receivable may not be recoverable. If necessary, an impairment is measured as the amount by which the carrying amount exceeds the discounted cash flows expected to be received under the note receivable or, if foreclosure is probable, the fair value of the collateral securing the note receivable.

Investments in Marketable Securities –

Our investments in marketable securities include available for sale securities, which are recorded at fair value. Unrealized gains and losses on available for sale securities are recorded in stockholders' equity in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115").

Goodwill –

Adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") required that goodwill and intangible assets with indefinite useful lives are not amortized but are subject to impairment tests based on their estimated fair value. The adoption of SFAS 142 effective January 1, 2002 resulted in the cessation of goodwill amortization of approximately $247,000 per year. Unamortized goodwill is continually reviewed for impairment in accordance with the provisions of SFAS 142.

Other Assets –

Deferred financing costs are amortized principally by the effective interest method over the terms of the related debt obligations.

Income Taxes –

We utilize Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for financial accounting and reporting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse. See Note 11 for further discussion of our accounting for income taxes.

Concentration of Credit Risks –

Our credit risks primarily relate to cash and cash equivalents, restricted cash held by trustees, accounts receivable, marketable securities and notes receivable. Cash and cash equivalents are primarily held in bank accounts and overnight investments. Restricted cash is primarily invested in commercial paper and certificates of deposit with financial institutions and other interest bearing accounts. Accounts receivable consist primarily of amounts due from patients (funded approximately 87% through Medicare, Medicaid, and other contractual programs and approximately 13% through private payors) and from other health care companies for management, accounting and other services. We perform continual credit evaluations of our clients and maintain allowances for doubtful accounts on these accounts receivable. Marketable securities are held primarily in accounts with brokerage institutions. Notes receivable relate primarily to secured loans with health care facilities (recorded as notes receivable in the consolidated balance sheets) and to secured notes receivable from officers, directors and supervisory employees (recorded as reductions in stockholder's equity in the consolidated balance sheets) as discussed in Notes 9 and 12. We also have notes receivable from NHR as discussed in Note 2 and from National and the National Health Corporation Leveraged Employee Stock Ownership Plan ("ESOP") as discussed in Note 4.

Our financial instruments, principally our notes receivable, are subject to the possibility of loss of the carrying values as a result of either the failure of other parties to perform according to their contractual obligations or changes in market prices which may make the instruments less valuable. We obtain various collateral and other protective rights, and continually monitor these rights in order to reduce such possibilities of loss. We evaluate the need to provide reserves for potential losses on our financial instruments based on management's periodic review of the portfolio on an instrument by instrument basis. See Notes 2, 4, 9 and 12 for additional information on the notes receivable.

Cash and Cash Equivalents –

Cash equivalents include highly liquid investments with an original maturity of less than three months.

Restricted Cash –

Restricted cash primarily represents cash that is held by trustees and cash that is held for the purpose of our workers' compensation insurance, professional liability insurance, and a loan repurchase obligation.

Inventories –

Inventories consist generally of food and supplies and are valued at the lower of cost or market, with cost determined on a first-in, first-out (FIFO) basis.

Other Current Liabilities –

Other current liabilities primarily represents accruals for current federal and state income taxes, real estate taxes, debt service rent and other current liabilities.

Accrued Risk Reserves –

We are principally self-insured for risks related to employee health insurance, workers' compensation and professional and general liability claims. Accrued risk reserves primarily represent the accrual for self-insured risks associated with employee health insurance, workers' compensation and professional and general liability claims. The accrued risk reserves include a liability for reported claims and estimates for incurred but unreported claims. Our policy with respect to a significant portion of our workers' compensation and professional and general liability claims is to use an actuary to support the estimates recorded for incurred but unreported claims. Our health insurance reserve is based on our known claims incurred and an estimate of incurred but unreported claims determined by our analysis of historical claims paid. We reassess our accrued risk reserves on a quarterly basis, with changes in estimated losses being recorded in the consolidated statements of income in the period identified.

Stock-Based Compensation –

We account for stock-based compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended. As a result, no compensation cost has been recognized in the consolidated statements of income for NHC's stock option plan.

Had compensation cost for our stock option plans been determined based on the fair value at the grant date of awards consistent with the provisions of SFAS 123, our net income and earnings per share would have been as follows:

(dollars in thousands, except per share amounts)

Year Ended December 31,	**2004**	2003	2002
Net income – as reported	**$23,972**	$19,952	$16,437
Net income – pro forma	**23,422**	19,809	16,176
Net earnings per share – as reported			
Basic	**$ 2.05**	$ 1.72	$ 1.43
Diluted	**1.95**	1.65	1.37
Net earnings per share – pro forma			
Basic	**$ 2.01**	$ 1.71	$ 1.41
Diluted	**1.91**	1.64	1.35

The weighted average fair value of options granted were $4.93, $6.85 and $8.69 for 2004, 2003 and 2002, respectively. For purposes of pro forma disclosures of net income and earnings per share as required by SFAS 123, as amended, the estimated fair value of the options is amortized to expense over the options' vesting period. The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2004, 2003 and 2002:

Year Ended December 31,	**2004**	2003	2002
Dividend yield	**2.76%**	0%	0%
Expected volatility	**34%**	50%	50%
Expected lives	**5 years**	5 years	5 years
Risk-free interest rate	**3.58%**	5.56%	5.56%

See Note 12 for additional disclosures about NHC's stock option plan.

Deferred Lease Credit –

Deferred lease credits include amounts being amortized to properly reflect expenses on a straight line basis under the terms of our existing lease agreements.

Other Noncurrent Liabilities –

Other noncurrent liabilities include reserves related to various income tax and other contingencies.

With respect to guarantee obligations in place prior to January 1, 2003, we account for our obligations under guarantee agreements in accordance with the provisions of Statement of Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS 5"). For guarantee obligations assumed subsequent to January 1, 2003, consistent with the provisions of Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), at the inception of guarantee agreement, we recognize a liability for the estimated fair value of the obligation assumed.

We account for our contingent liabilities for income tax matters in accordance with the provisions of SFAS 5. Contingent liabilities for income tax matters include amounts for income taxes and interest thereon and are the result of the potential alternative interpretations of tax laws and the judgmental nature of the timing of recognition of taxable income.

Deferred Revenue –

Deferred revenue includes the deferred gain on the sale of assets to National (as discussed in Note 4), certain amounts related to episodic payments received by our home health care providers in advance of providing services (as discussed in Note 1) and entrance fees that have been and are currently being received upon reservation and occupancy of retirement center units for a continuing care retirement community we own. In accordance with the American Institute of Certified Public Accountants' Audit and Accounting Guide, "Health Care Organizations," the entrance fees have been recorded as deferred revenue. The refundable portion (90%) of the entrance fees is being recognized over the life of the facility while the non-refundable portion (10%) is being recognized over the remaining life expectancies of the residents.

Comprehensive Income –

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" requires that changes in the amounts of certain items, including gains and losses on certain securities, be shown in the consolidated financial statements as comprehensive income. We report our comprehensive income in the consolidated statements of stockholders' equity.

Segment Disclosures –

Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" establishes standards for the way that public business enterprises report information about operating segments in annual and interim financial reports issued to stockholders. Management believes that substantially all of our operations are part of the long-term health care industry segment. Our operations outside of the long-term health care industry segment are not material. See Note 5 for a detail of other revenues provided within the long-term health care industry segment. Information about the costs and expenses associated with each of the components of other revenues is not separately identifiable.

Prior Year Reclassifications –

Certain prior year balances have been reclassified to conform to the current year presentation.

New Accounting Pronouncements –

In November 2002, the FASB issued FIN 45. FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantees. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. As discussed in Notes 9 and 13, in connection with a loan purchase obligation agreement executed in 2003, we have recognized a liability of $5,124,000 based on the provisions of FIN 45 and the estimated fair value of our obligation under this guarantee.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires the consolidation of variable interest entities by the primary beneficiary of such variable interest entities. NHC has adopted FIN 46 effective March 31, 2004. The Company is not the primary beneficiary of any variable interest entity and, therefore, has not consolidated any additional entities as the result of adoption of FIN 46. The Company guarantees $10,389,000 of annual lease payments (through 2007) of 13 individual entities that operate 13 long-term health care facilities in Florida. The 13 individual entities, which lease the facilities from NHI and NHR, are each variable interest entities. The Company has also extended a working capital loan (outstanding balance of $1,145,000 at September 30, 2004) and has a 50% equity interest in a hospice company formed in 2003, which hospice company is also a variable interest entity. The Company is not the primary beneficiary of any of these variable interest entities. The Company's maximum exposure to loss as a result of its involvement with these variable interest entities is the guaranteed lease payments through 2007 and the outstanding balance of the working capital loan to the hospice company.

On December 16, 2004, the FASB issued FASB Statement No. 153, *Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29*. Statement 153 amends APB Opinion No. 29, *Accounting for Nonmonetary Transactions*, that was issued in 1973. The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in Statement 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, and as such, the Company is unable to assess the impact on the financial statements.

The FASB has issued FASB Statement No. 123 (Revised 2004), *Share-Based Payment*. The new FASB rule requires the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of Statement 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123R replaces FASB Statement No. 123, *Accounting for Stock-Based Compensation,* and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. Statement 123R is applicable as of the first interim or annual reporting period that begins after June 15, 2005.

Note 2 – Relationship with National Health Realty, Inc.:

In 1997, we formed NHR as a wholly-owned subsidiary. We then transferred to NHR certain healthcare facilities then owned by NHC and distributed the shares of NHR to NHC's shareholders. The distribution had the effect of separating NHC and NHR into two independent public companies. As a result of the distribution, all of the outstanding shares of NHR were distributed to the then NHC investors. NHR is listed on the American Stock Exchange.

Leases –

On December 31, 1997, concurrent with our conveyance of certain assets to NHR, we leased from NHR the real property of 16 long-term health care centers, six assisted living facilities and one retirement center. Each lease is for an initial term expiring December 31, 2007, with two additional five year renewal terms at our option, assuming no defaults. We account for the leases as operating leases.

During the initial term and each renewal term, we are obligated to pay NHR annual base rent on all 23 facilities of $15,405,000. In addition to base rent, in each year after 1999, we must pay percentage rent to NHR equal to 3% of the increase in the gross revenues of each facility. The percentage rent is based on a quarterly calculation of revenue increases and is payable on a quarterly basis. Percentage rent for 2004, 2003, and 2002 was approximately $1,295,000, $1,128,000, and $805,000, respectively. Each lease with NHR is a "triple net lease" under which we are responsible for paying all taxes, utilities, insurance premium costs, repairs and other charges relating to the ownership of the facilities. We are obligated at our expense to maintain adequate insurance on the facilities' assets.

We have a right of first refusal with NHR to purchase any of the properties transferred from us should NHR receive an offer from an unrelated party during the term of the lease or up to 180 days after termination of the related lease.

On October 1, 2000, we terminated our individual leases on nine Florida health care facilities owned by NHR. However, we remain obligated under our master lease agreement with NHR and continue to remain obligated to make the lease payments to NHR. Subsequently, the facilities were leased by NHR for a five year term to nine separate corporations, none of which we own or control. Lease payments received by NHR from the new lessees offset our lease obligations pursuant to the master operating lease. Through December 31, 2004, all such lease payments have been received by NHR and offset against our obligations.

At December 31, 2004, the approximate future minimum base rent commitments to be paid by us on non-cancelable operating leases with NHR are as follows:

	Total Commitments Including Florida Facilities	Total Commitments Excluding Florida Facilities
2005	$15,405,000	$ 9,336,000
2006	15,405,000	9,336,000
2007	15,405,000	15,405,000
Thereafter	—	—

Advisory Agreement –

We have entered into an Advisory Agreement with NHR whereby we provide to NHR services related to investment activities and day-to-day management and operations. With respect to advisory services provided to NHR, we are subject to the supervision of and policies established by NHR's Board of Directors. Either party may terminate the NHR Advisory Agreement on 90 days notice at any time. Our executive management officers serve in the same executive positions for NHR.

For our services under the NHR Advisory Agreement, we are entitled to annual compensation of the greater of 2% of NHR's gross consolidated revenues or the actual expenses we incurred. During 2004, 2003, and 2002, our compensation under the NHR Advisory Agreement was $411,000, $467,000, and $493,000, respectively.

Pursuant to the NHR Advisory Agreement, NHR has agreed that as long as we are obligated on both the NHR Advisory Agreement and a similar Advisory Agreement with NHI, NHR would only do business with us and not compete with NHI. We are no longer obligated on the agreement with NHI and this restriction is no longer in place. However, NHR is limited in its capacity to grow due to limited capital resources.

Note Receivable from NHR –

In December 2003, in order to increase our return on previously uninvested cash, we loaned approximately $14,924,000 to NHR. NHR used the proceeds of the loan to exercise its right to repurchase certain first mortgage notes receivable which had previously been sold to NHI. While outstanding, the note from NHR required monthly interest payments at the 30 day LIBOR plus 2.25% or at 4%, whichever was greater. The entire promissory note was repaid in February 2004.

Investment in NHR Common Stock –

At December 31, 2004, we own 345,200 shares (or 3.6%) of NHR's outstanding common stock. We account for our investment in NHR common stock as available for sale marketable securities in accordance with the provisions of SFAS 115.

Note 3 – Relationship with National Health Investors, Inc.:

In 1991, we formed NHI as a wholly-owned subsidiary. We then transferred to NHI certain healthcare facilities owned by NHC and distributed the shares of NHI to NHC's shareholders. The distribution had the effect of separating NHC and NHI into two independent public companies. As a result of the distribution, all of the outstanding shares of NHI were distributed to the then NHC investors. NHI is listed on the New York Stock Exchange.

Leases –

On October 17, 1991, concurrent with our conveyance of real property to NHI, we leased from NHI the real property of 40 long-term health care centers and three retirement centers. Each lease is for an initial term expiring December 31, 2001, with two additional five-year renewal terms at our option, assuming no defaults. During 2000, we exercised our option to extend the lease term for the first five-year renewal term under the same terms and conditions as the initial term. We account for the leases as operating leases.

During the initial term and first renewal term of the leases, we are obligated to pay NHI annual base rent on all 43 facilities of $19,355,000 as adjusted for new construction since inception. If we exercise our option to extend the leases for the second renewal term, the base rent will be the then fair rental value as negotiated with NHI.

The leases also obligate us to pay as debt service rent all payments of interest and principal due under each mortgage to which the conveyance of the facilities was subject. The payments are required over the remaining life of the mortgages as of the conveyance date, but only during the term of the lease. Payments for debt service rent are being treated by us as payments of principal and interest if we remain obligated on the debt ("obligated debt service rent") and as operating expense payments if we have been relieved of the debt obligation by the lender ("non-obligated debt service rent"). See "Accounting Treatment of the Transfer" for further discussion.

In addition to base rent and debt service rent, we must pay percentage rent to NHI equal to 3% of the increase in the gross revenues of each facility. The percentage rent is based on a quarterly calculation of revenue increases and is payable on a quarterly basis. Percentage rent for 2004, 2003, and 2002 was approximately $4,124,000, $3,708,000, and $3,695,000, respectively.

Each lease with NHI is a "triple net lease" under which we are responsible for paying all taxes, utilities, insurance premium costs, repairs and other charges relating to the ownership of the facilities. We are obligated at our expense to maintain adequate insurance on the facilities' assets.

We have a right of first refusal with NHI to purchase any of the properties transferred from us should NHI receive an offer from an unrelated party during the term of the lease or up to 180 days after termination of the related lease.

As the result of a fire in a building leased from NHI by one of our limited liability company subsidiaries, the lease was terminated during the third quarter of 2004. A provision of the lease allowed that if substantial damage occurred during the lease term, we could terminate the lease with respect to the damaged property. Under the lease, NHC will have no obligation to repair the property and NHI will receive the entire insurance proceeds related to the building damage. We are obligated to continue to indemnify and hold harmless NHI from any and all demands arising from our use of the property. NHI retains the right to license the beds under the lease termination.

On October 1, 2000, we terminated our individual leases with NHI on four Florida long-term health care facilities. However, we remain obligated to NHI under our master lease agreement and continue to remain obligated to make the lease payments to NHI. Subsequently, the facilities were immediately leased by NHI for a five year term to four separate corporations, none of which we own or control. Lease payments received by NHI from the new lessees offset our lease obligations pursuant to the master operating lease. Through December 31, 2004, all such lease payments have been received by NHI and offset against our obligations.

Base rent expense to NHI was $19,355,000 in 2004, 2003 and 2002. Non-obligated debt service rent to NHI was $7,974,000 in 2004, $7,369,000 in 2003, and $6,828,000 in 2002. At December 31, 2004, the approximate future minimum base rent and non-obligated debt service rent to be paid by us on non-cancelable operating leases with NHI during the initial term are as follows:

	Total Commitments Including Florida Facilities	Total Commitments Excluding Florida Facilities
2005	$28,890,000	$24,570,000
2006	27,170,000	22,850,000
Thereafter	—	—

Advisory Agreement –

Until November 1, 2004, we had an Advisory Agreement with NHI whereby we provided to NHI services related to investment activities and day-to-day management and operations. With respect to advisory services provided to NHI, we were subject to the supervision of and policies established by NHI's Board of Directors. Our executive management officers serve in the same executive positions for NHI.

During 2004, 2003, and 2002, our compensation under the NHI Advisory Agreement was $2,383,000, $2,597,000, and $2,479,000, respectively.

Effective November 1, 2004, our Advisory Agreement with NHI was assigned to HealthCare Advisors LLC, a new independent company formed by NHI's President and Board Chairman, W. Andrew Adams. Therefore, Mr. Adams has assumed the responsibilities of the Advisory Agreement. To assure independence from NHC, Mr. Adams has resigned as CEO and terminated his managerial responsibilities with NHC. He will outsource non-managerial functions of the Advisory Agreement such as payroll processing and the like to NHC. During the immediate future, Mr. Adams will remain on the NHC Board as Chairman, focusing on strategic planning, but will have no management involvement with NHC.

Management Services –

NHI operates certain long-term health care centers on which it has foreclosed, has accepted deeds in lieu of foreclosure or otherwise has obtained possession of the related assets. NHI has engaged us to manage these foreclosure properties. See Notes 1 and 5 for additional information on management fees recognized from NHI. During 2004 or prior, NHI sold or closed all of these properties and NHC now manages for others the properties that continue to operate.

Accounting Treatment of the Transfer –

We have accounted for the conveyance in 1991 of assets (and related debt) to NHI and the subsequent leasing of the real estate assets as a "financing/leasing" arrangement. Since we remain obligated on certain of the transferred debt, the obligated debt balances have been reflected on the consolidated balance sheets as debt serviced by other parties. As of December 31, 2004, we remain obligated on $1,723,000 of debt serviced by other parties. As we utilize the applicable real estate over the lease term, our consolidated statements of income will reflect the continued interest expenses on the obligated debt balances and the additional base and non-obligated debt service rents (as an operating expense) payable to NHI each year. We have indemnification provisions in our agreements with NHI if we are required to service the debt through a default by NHI.

Release from Debt Serviced by Other Parties –

Since 1991, we have been released from our obligation on a significant portion of transferred debt. Since we are no longer obligated on this transferred debt, debt serviced by other parties and assets under arrangement with other parties were reduced by the amount of the debt serviced by other parties from which we were removed. The resulting deferred lease credit is being amortized into income over the remaining lease term. The leases with NHI provide that we shall continue to make non-obligated debt service rent payments equal to the debt service including principal and interest on the obligated debt from which we have been released.

Investment in NHI Common Stock –

At December 31, 2004, we own 1,049,300 shares (or 3.8%) of NHI's outstanding common stock. We account for our investment in NHI common stock as available for sale marketable securities in accordance with the provisions of SFAS 115.

Note 4 – Relationship with National Health Corporation:

National, which is wholly-owned by the ESOP, was formed in 1986 and served as our administrative general partner through December 31, 1997, when we operated as a master limited partnership. As discussed below, the personnel conducting our business, including our executive management team, are employees of National and have ownership interest in National through their participation in the ESOP.

Sale of Long-Term Health Care Centers to and Notes Receivable from National –

During 1988, we sold the assets (inventory, property and equipment) of eight long-term health care centers (1,121 licensed beds) to National for a total consideration of $40,000,000. The consideration consisted of $30,000,000 in cash and a $10,000,000 note receivable due December 31, 2007. The note receivable earns interest at 8.5%. We have agreed to manage the centers under a 20-year management contract for management fees comparable to those in the industry. With our prior consent, National sold one center to an unrelated third party in 1997 and two centers to an unrelated third party in 1999. Thus, we now manage five centers for National. See Notes 1 and 5 for additional information on management fees recognized from National.

Our carrying amount in the assets sold was approximately $24,255,000. The resulting profit of $15,745,000 was deferred and will be amortized into income beginning with the collection of the note receivable (up to $12,000,000) with the balance ($3,745,000) of the profit being amortized into income on a straight-line basis over the management contract period.

In conjunction with our management contract, we have entered into a line of credit arrangement whereby we may have amounts due to or due from National from time to time. The maximum available borrowings under the line of credit are $2,000,000, the interest rate on the line of credit is prime plus one percent and the final maturity is January 1, 2008. NHC owes National $1,181,000 and $272,000 at December 31, 2004 and December 31, 2003, respectively, under this arrangement. These amounts have been included in (or netted against) notes receivable from National on the consolidated balance sheets. After January 1, 2008, we will no longer be obligated to make loans under the line of credit arrangement. We may, however, make short-term loans in the regular course of business.

ESOP Financing Activities –

During 1988, we obtained from National long-term financing of $8,500,000 for the construction of our headquarters building. National obtained its financing through the ESOP. The note requires quarterly principal and interest payments with interest at 9% and is secured by the headquarters building. At December 31, 2004 and 2003, the outstanding balance on the note was approximately $1,557,000 and $2,075,000, respectively, which is included in notes and other obligations in Note 10. The building is owned by a separate partnership of which we are the general partner and building tenants are limited partners. We own 69.7% of the partnership and consolidate the financial statements of the partnership in our consolidated financial statements. The cumulative equity in earnings of the partnership related to the limited partners' ownership is reflected in minority interests in consolidated subsidiaries. We have guaranteed the debt service of the building partnership.

In addition, our $6,097,000 senior secured notes described in Note 10 were financed by National. National obtained its financing through the ESOP. Our interest costs, financing expenses and principal payments with National are consistent with National and the ESOP's terms with their respective lenders. We also have agreed to guarantee $9,951,000 of additional debt of National and the ESOP that is not reflected in our consolidated financial statements. See Note 13 for additional information on guarantees.

In May 2004, we repaid in full our senior notes in the approximate amount of $1,486,000.

During 1991, we borrowed $10,000,000 from National. The term note payable requires quarterly interest payments at 8.5%. The entire principal is due at maturity in 2008.

Payroll and Related Services –

The personnel conducting our business, including our executive management team, are employees of National and have ownership interest in National through their participation in the ESOP. National provides payroll services, provides employee fringe benefits, and maintains certain liability insurance. We pay to National all the costs of personnel employed for our benefit, as well as an administrative fee equal to 1% of payroll costs. Such costs totaling approximately $276,000,000, $254,000,000, and $239,000,000 for 2004, 2003 and 2002, respectively, are reflected as salaries, wages and benefits in the accompanying consolidated statements of income. The administrative fee paid to National for 2004, 2003, and 2002 was $2,303,000, $2,138,000, and $2,084,000, respectively. As of December 31, 2004 and 2003, we owed National $1,181,000 and $272,000, respectively, as a result of the differences between interim payments for payroll and benefits services costs that we made during the respective year and such actual costs. These receivables are included in (or netted against) notes receivable from National in the consolidated balance sheets. National maintains and makes contributions to its ESOP for the benefit of eligible employees.

Notes Receivable from the ESOP –

During 2000, we purchased at face value from NHI $23,200,000 of notes receivable due from the ESOP. NHI had purchased the note receivable from the previous holders which were banks. The total outstanding balance of the notes receivable was $-0- and $5,714,000 as of December 31, 2004 and 2003, respectively. The notes receivable represent funds that were originally obtained by the ESOP from outside lenders and loaned to National and subsequently loaned by National to NHI, NHR and NHC. In May 2004, the notes were repaid in full. NHI repaid $2,400,000 of the notes, NHR repaid $1,828,000 of the notes and we repaid $1,486,000 of the notes.

National's Ownership of Our Stock –

At December 31, 2004, National owns 1,217,147 shares (or approximately 10.0%) of our outstanding common stock.

Note 5 – Other Revenues and Income:

Other revenues are outlined in the table below. Revenues from insurance services include premiums for workers' compensation and professional and general liability insurance policies that our wholly-owned insurance subsidiaries have written for certain long-term health care centers to which we provide management or accounting services. Revenues from management and accounting services include management and accounting fees and revenues from other services provided to managed and other long-term health care centers. "Other" revenues include non-health care related earnings.

(in thousands)

Year Ended December 31,	**2004**	2003	2002
Insurance services	**$19,685**	$17,427	$12,363
Management and accounting service fees	**20,504**	14,299	21,553
Guarantee fees	**36**	148	181
Advisory fees from NHI	**2,288**	2,597	2,479
Advisory fees from NHR	**419**	467	493
Dividends and other realized gains on securities	**3,439**	3,268	3,087
Equity in earnings of unconsolidated investments	**344**	330	297
Interest income	**6,325**	6,162	5,451
Rental income	**4,376**	3,993	3,898
Gain (loss) on disposal of assets	**(1,483)**	246	(92)
Other	**1,225**	1,186	1,102
	$57,158	$50,123	$50,812

Management Fees from National –

During 2004, 2003 and 2002, National paid and we recognized $3,267,000, $356,000 and $4,255,000, respectively, of management fees and interest on management fees. Unrecognized and unpaid management fees from National total $7,238,000, $7,997,000 and $7,997,000 at December 31, 2004, 2003 and 2002, respectively. The receipt of payment for these fees is subject to collectibility issues and negotiation. Consistent with our policy, we will only recognize these unrecognized fees as revenues if and when cash is collected.

Management Fees from NHI –

During 2004, 2003, and 2002, we recognized $4,790,000, $1,392,000, and $1,465,000, respectively, of management fees from long-term care centers owned by NHI, which amounts are included in management and accounting service fees. Unrecognized and unpaid management fees from NHI total $12,333,000 and $10,165,000 at December 31, 2004 and 2003, respectively. The receipt of payment for these fees is subject to collectibility issues and negotiation. Consistent with our policy, we will only recognize these unrecognized fees as revenue if and when cash is collected.

Accounting Service Fees and Rental Income from Florida Centers –

During 2004, 2003, and 2002, we recognized $5,274,000, $5,368,000, and $4,960,000, respectively, of accounting services fees from long-term health care centers in Florida that we previously operated or managed. Amounts recognized are included in management and accounting service fees.

During 2004, 2003, and 2002, we also recognized $3,543,000, $3,548,000, and $3,623,000, respectively, of rental income from the divested operations of long-term health care centers in Florida related to our two owned facilities and the furniture, fixtures and leasehold improvements of 13 other facilities previously leased from NHI and NHR. These amounts are included in rental income.

Note 6 – Earnings Per Share:

Basic earnings per share is based on the weighted average number of common shares outstanding during the year.

Diluted earnings per share assumes the exercise of options using the treasury stock method.

The following table summarizes the earnings and the average number of common shares used in the calculation of basic and diluted earnings per share.

(dollars in thousands, except per share amounts)

Year Ended December 31,	**2004**	2003	2002
Basic:			
Weighted average common shares	**11,674,901**	11,608,555	11,514,236
Net income	**$ 23,972**	$ 19,952	$ 16,437
Earnings per common share, basic	**$ 2.05**	$ 1.72	$ 1.43
Diluted:			
Weighted average common shares	**11,674,901**	11,608,555	11,514,236
Options	**606,280**	451,431	459,806
Assumed average common shares outstanding	**12,281,181**	12,059,986	11,974,042
Net income	**$ 23,972**	$ 19,952	$ 16,437
Earnings per common share, diluted	**$ 1.95**	$ 1.65	$ 1.37

Note 7 – Investments in Marketable Securities:

Our investments in marketable securities include available for sale securities. Realized gains and losses from securities sales are determined on the specific identification of the securities.

Marketable securities consist of the following:

(in thousands)

December 31,	2004		2003	
	Amortized Cost	**Fair Value**	Amortized Cost	Fair Value
Available for sale:				
Marketable equity securities	**$24,059**	**$53,706**	$24,059	$47,216
U.S. government securities	**2,147**	**2,150**	1,927	1,956
Corporate bonds	**802**	**828**	804	867
	$27,008	**$56,684**	$26,790	$50,039

Included in the available for sale marketable equity securities are the following:

(in thousands)

December 31,		2004		2003	
	Shares	**Cost**	**Fair Value**	Cost	Fair Value
NHI Common	1,280,442	**$16,144,000**	**$37,363,000**	$16,144,000	$31,857,000
NHR Common	363,200	**3,045,000**	**7,268,000**	3,045,000	7,155,000

The amortized cost and estimated fair value of debt securities classified as available for sale, by contractual maturity, are as follows:

(in thousands)

December 31,	2004		2003	
	Cost	**Fair Value**	Cost	Fair Value
Maturities:				
Within 1 year	**$1,802**	**$1,806**	$ 300	$ 303
1 to 5 years	**1,147**	**1,172**	2,431	2,520
	$2,949	**$2,978**	$2,731	$2,823

Gross unrealized gains related to available for sale securities are $29,676,000 and $23,249,000 as of December 31, 2004 and 2003, respectively. There were no gross unrealized losses related to available for sale securities as of December 31, 2004 and 2003.

Proceeds from the sale of investments in marketable securities during the years ended December 31, 2004, 2003 and 2002 were $300,000, $1,611,000, and $13,637,000, respectively. Gross investment gains of $-0-, $34,000, and $1,720,000 were realized on these sales during the years ended December 31, 2004, 2003 and 2002, respectively. Gross investment losses of $2,053,000 were realized on these sales during the year ended December 31, 2002.

Note 8 – Property and Equipment:

Property and equipment, at cost, consists of the following:

(in thousands)

December 31,	2004	2003
Land	**$ 10,620**	$ 10,620
Buildings and improvements	**105,048**	79,415
Furniture and equipment	**94,529**	91,048
Construction in progress	**5,739**	22,050
	$215,936	$203,133

At December 31, 2004, we have obligations to complete construction of approximately $1,327,000.

Note 9 – Notes Receivable:

At December 31, 2003, the outstanding principal balances of notes receivable from NHR, National and the ESOP were $14,924,000, $9,728,000 and $5,714,000, respectively. During 2004, the balance of the notes receivable from NHR and the ESOP have been repaid. At December 31, 2004, we have notes receivable from National of approximately $10,000,000.

In addition to our notes receivable from National, NHR and the ESOP, we have notes receivable from managed and other long-term health care centers, the proceeds of which were used by the long-term health care centers for construction costs, development costs incurred during construction and working capital during initial operating periods. The notes generally require monthly payments with maturities beginning in 2005 through 2007. Interest on the notes is generally at rates ranging from prime plus 2% to 7%. The collateral for the notes consists of first and second mortgages, certificates of need, personal guarantees and stock pledges. During 2002, based on analyses consistent with the provisions of SFAS 114, we concluded that two of our notes receivable were impaired and that write-downs were required. During the first quarter of 2002, we wrote-off a $2,760,000 mortgage note receivable from a long-term health care facility in Missouri. During the third quarter of 2002, we wrote-down $5,200,000 of a mortgage note receivable from a long-term health care facility in Tennessee. Our recorded investment in these impaired notes receivable was $-0- at December 31, 2004 and 2003 and $7,246,000 at December 31, 2002. With respect to these impaired notes receivable, during 2004, 2003 and 2002, our average recorded investment was $-0-, $5,309,000, and $14,076,000, respectively, and the interest income recognized was $-0-, $690,000, and $74,000, respectively. We continually monitor and evaluate the carrying amount of our notes receivable in accordance with SFAS 114.

In December 2003, we received full repayment (approximately $12,000,000) of the mortgage note receivable from the long-term health care facility located in Tennessee. The repayment resulted in a recovery of the mortgage note receivable previously written down by approximately $5,124,000. In order to repay NHC, the facility obtained financing from a commercial bank. As a part of the transaction, we agreed to purchase the loan from the lending bank in the event of a default and agreed to collateralize such purchase obligation with $12,000,000 of cash. Consistent with the provisions of FIN 45, we have recorded a liability for our guarantees in the amount of $5,124,000, which is included in other noncurrent liabilities on the consolidated balance sheet at December 31, 2003.

On July 30, 2004, a third party refinanced approximately $12,000,000 of the debt previously we guaranteed. The refinancing was accomplished by the sale of $15,000,000 (face value) of tax exempt bonds which NHC purchased. We believe that our risks related to this transaction are unchanged by these subsequent events and, therefore, we did not recognize any additional gains or losses.

As of December 31, 2004, we have accrued approximately $7,376,000 for potential losses as a result of our purchase of the tax exempt bonds. We continually monitor and evaluate the carrying amount of our notes receivable in accordance with SFAS 114.

Note 10 – Long-Term Debt, Debt Serviced by Other Parties and Lease Commitments:

Long-Term Debt and Debt Serviced by Other Parties –

Long-term debt and debt serviced by other parties consist of the following:

(dollars in thousands)

December 31,	Weighted Average Interest Rate	Maturities	Debt Serviced by Other Parties 2004	Debt Serviced by Other Parties 2003	Long-Term Debt 2004	Long-Term Debt 2003
Senior notes, secured, principal and interest payable quarterly	variable, 3.4%	2005– 2009	**$ —**	$ —	**$ 6,097**	$ 7,442
Senior notes, repaid in 2004	—	—	**—**	—	**—**	1,486
Notes and other obligations, principal and interest payable periodically	variable, 5.2%	2005-2019	**505**	505	**1,966**	2,749
First mortgage revenue bonds, principal payable periodically, interest payable monthly	variable, 4.5%	2005-2010	**1,218**	1,421	**—**	—
Unsecured term note payable to National, interest payable quarterly, principal payable at maturity	8.5%	2008	**—**	—	**10,000**	10,000
			1,723	1,926	**18,063**	21,677
Less current portion			**(229)**	(199)	**(2,036)**	(2,677)
			$1,494	$1,727	**$16,027**	$19,000

The $6,097,000 senior secured notes and the $1,486,000 senior notes (repaid in 2004) were borrowed from National. National obtained its financing through the ESOP. As we are a direct obligor on this debt, it has been reflected in the table above as liabilities owed by us to the holders of the debt instruments rather than as liabilities owed to National and the ESOP.

Of the $1,966,000 notes and other obligations, $1,557,000 is owed to National. The note is secured by NHC's headquarters building.

The aggregate maturities of long-term debt and debt serviced by other parties for the five years subsequent to December 31, 2004 are as follows:

	Long-Term Debt	Debt Serviced By Other Parties	Total
2005	$ 2,036,000	$229,000	$ 2,265,000
2006	2,167,000	238,000	2,405,000
2007	2,547,000	247,000	2,794,000
2008	11,313,000	263,000	11,576,000
2009	—	273,000	273,000
Thereafter	—	473,000	473,000

Through a guarantee agreement, as discussed in Note 13, our $6,097,000 senior secured notes have cross-default provisions with other debt of National. Certain loan agreements require maintenance of specified operating ratios as well as specified levels of working capital and stockholders' equity by us and by National. All such covenants have been met by us and we believe that National is in compliance with or has obtained waivers or amendments to remedy all events of non-compliance with the covenants as of December 31, 2004.

Lease Commitments –

Operating expenses for the years ended December 31, 2004, 2003, and 2002 include expenses for leased premises and equipment under operating leases of $41,034,000, $41,537,000, and $41,322,000, respectively. See Notes 2 and 3 for the approximate future minimum rent commitments on non-cancelable operating leases with NHR and NHI.

Note 11 – Income Taxes:

The provision for income taxes is comprised of the following components:

(in thousands)

Year Ended December 31,	**2004**	2003	2002
Current Tax Provision			
Federal	**$14,136**	$14,840	$11,381
State	**2,632**	1,989	1,472
	16,768	16,829	12,853
Deferred Tax Provision (Benefit)			
Federal	**(628)**	(3,170)	(1,719)
State	**(57)**	(324)	(125)
	(685)	(3,494)	(1,844)
Income Tax Provision	**$16,083**	$13,335	$11,009

The deferred tax assets and liabilities, at the respective income tax rates, are as follows:

(in thousands)

Year Ended December 31,	**2004**	2003
Current deferred tax asset:		
Allowance for doubtful accounts receivable	**$ 1,468**	$ 2,088
Current liabilities	**5,052**	3,784
	6,520	5,872
Current deferred tax liability:		
Unrealized gains on marketable securities	**(11,869)**	(9,296)
Other	**(631)**	(508)
	(12,500)	(9,804)
Net current deferred tax liability	**$ (5,980)**	$ (3,932)
Noncurrent deferred tax asset:		
Financial reporting depreciation in excess of tax depreciation	**$ 6,712**	$ 6,917
Deferred gain on sale of assets	**5,037**	5,115
Guarantee obligation	**2,950**	2,050
Other	**(83)**	150
Net noncurrent deferred tax asset	**$ 14,616**	$14,232

The provision for income taxes is different than the amount computed using the applicable statutory federal and state income tax rate as follows:

(in thousands)

Year Ended December 31,	**2004**	2003	2002
Tax expense at statutory rates:			
Federal	**$13,462**	$11,727	$ 9,561
State	**2,575**	1,665	1,347
Permanent differences and other	**46**	(57)	101
Effective tax expense	**$16,083**	$13,335	$11,009

The exercise of non-qualified stock options results in state and federal income tax benefits to the Company related to the difference between the market price at the date of exercise and the option price. During 2004, $6,359,000 was credited to additional paid-in capital.

NHC continually evaluates for tax related contingencies. Contingencies may arise where tax laws may allow for alternative interpretations or where the timing of recognition of income is subject to judgment. We believe we have adequate provisions for tax contingencies. However, because of uncertainty of interpretation by various tax authorities and the possibility that there are issues that have not been recognized by management, we cannot guarantee we have accurately estimated our tax liabilities. We believe we have made adequate provision for tax contingencies.

Note 12 – Stock Option Plan:

We have incentive option plans that provide for the granting of options to key employees and directors to purchase shares of common stock at no less than market value on the date of grant. Options issued to non-employee directors vest immediately. Options issued to employees vest over a six year period. The maximum term of the options is six years. The following table summarizes option activity:

	Number of Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2001	647,500	$ 6.88
Options granted	30,000	17.25
Options expired	(15,000)	30.75
Options outstanding at December 31, 2002	662,500	6.81
Options granted	60,000	19.60
Options exercised	(40,000)	10.54
Options expired	(40,000)	39.88
Options forfeited	(55,000)	12.99
Options outstanding at December 31, 2003	587,500	5.29
Options granted	1,298,000	21.18
Options exercised	(479,500)	3.13
Options forfeited	(23,000)	6.52
Options outstanding at December 31, 2004	1,383,000	20.83

Options Outstanding	Exercise Prices	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
1,353,000	$17.25 to $27.01	$21.10	4.0
30,000	$ 4.75 to $10.40	$ 8.52	1.0
1,383,000			

At December 31, 2004, 445,000 options outstanding are exercisable. The weighted average remaining contractual life of options outstanding at December 31, 2004 is 3.9 years.

Additionally, we have an employee stock purchase plan that allows employees to purchase our shares of stock through payroll deductions. The plan allows employees to terminate participation at any time.

In connection with the exercise of certain stock options, we have received 5.57% interest-bearing, full recourse notes in the amount of $16,000 at December 31, 2003. The notes were repaid in 2004.

During 2003, we accepted unexercised stock options for 55,000 shares of our common stock from a former employee and current member of our board of directors in satisfaction of that individual's $433,000 note payable to us. We recognized $433,000 of salaries, wages and benefits expense in the 2003 consolidated statement of income.

Note 13 – Contingencies and Guarantees:

Self Insurance

We have assumed certain self-insurance risks related to health insurance, workers' compensation and general and professional liability insurance claims both for our owned or leased entities and certain of the entities to which we provide management or accounting services. The liability we have recognized for reported claims and estimates for incurred but unreported claims is $62,354,000 and $43,953,000 at December 31, 2004 and 2003, respectively. The liability is included in accrued risk reserves in the consolidated balance sheets. The amounts are subject to adjustment for actual claims incurred. It is possible that these claims plus unasserted claims could exceed our insurance coverages and our reserves, which would have a material adverse effect on our financial position, results of operations and cash flows.

Workers' Compensation

For workers' compensation, we utilize a wholly-owned Tennessee domiciled property/casualty insurance company to write coverage for NHC affiliates and for third-party customers. Policies are written for a duration of twelve months and cover only risks related to workers' compensation losses. All customers are companies which operate in the long-term care industry. Business is written on both an assumed and a direct basis. For the business written on an assumed basis the insurance company assumes only the first $750,000 of losses for each claim. For direct business, coverage is written for statutory limits and the insurance company's losses in excess of $500,000 per claim are covered by reinsurance.

For these insurance operations, the premium revenues reflected in the financial statements as "Other revenues" for 2004, 2003 and 2002, respectively, are $12,996,000, $10,641,000 and $6,847,000. Associated losses and expenses reflected in the financial statements as "Other operating costs and expenses" are $9,488,000, $5,543,000 and $4,003,000 for 2004, 2003 and 2002, respectively.

As a result of the terms of our insurance policies and our use of a wholly-owned insurance company, we have retained significant self insurance risk with respect to workers' compensation liability. We use independent actuaries to estimate our exposures for claims obligations (for both asserted and unasserted claims) related to deductibles and exposures in excess of coverage limits, and we maintain reserves for these obligations. It is possible that claims against us could exceed our coverage limits and our reserves, which would have a material adverse effect on our financial position, results of operations and cash flows.

General and Professional Liability Lawsuits and Insurance

Nationwide, the entire long term care industry has experienced a dramatic increase in personal injury/wrongful death claims and awards based on alleged negligence by nursing facilities and their employees in providing care to residents. As of December 31, 2004, we and/or our managed centers are currently defendants in 51 such claims covering the years 1995 through December 31, 2004. Fourteen of these suits are in Florida, where we have not operated or managed long-term care providers since September 30, 2000. In addition, two suits are currently pending in relation to the September 25, 2003 fire discussed below.

When bids were solicited for third party professional liability insurance coverage for 2002, only two companies would quote coverage. Both quotations were so onerous and expensive that we elected to pay the premiums into a wholly-owned licensed captive insurance company, incorporated in the Cayman Islands, for the purpose of managing the Company's losses related to these risks. Thus, during 2002, 2003 and 2004, insurance coverage for incidents occurring at all providers owned or leased, and most providers managed by us, is provided through this wholly-owned insurance company. Policies are written for a duration of twelve months.

Our coverages for all years include primary policies and umbrella policies. For years 1999 through 2001, the policies contain a per incident deductible. In 2001, there is no aggregate limit on our potential deductible obligations. In 2002, the deductibles were eliminated and first dollar coverage is provided through the wholly-owned insurance company, while the excess coverage is provided by a third party insuror.

In 2003 and 2004, primary professional liability insurance coverage and excess coverage is provided through our wholly-owned liability insurance company in the amount of $1 million per incident, $3 million per location with an aggregate primary policy limit of $11.0 million and $12.0 million, respectively, and a $7.5 million annual excess aggregate.

For these insurance operations, the premium revenues reflected in the financials as "Other revenues" for 2004, 2003 and 2002, respectively, are $16,848,000, $14,585,000, and $8,930,000. Associated losses and expenses in the financial statements as "Other operating costs and expenses" are $28,393,000, $11,707,000, and $6,405,000 for 2004, 2003 and 2002, respectively.

As a result of the terms of our insurance policies and our use of a wholly-owned insurance company, we have retained significant self insurance risk with respect to general and professional liability. We use independent actuaries to estimate our exposures for claims obligations (for both asserted and unasserted claims) related to deductibles and exposures in excess of coverage limits, and we maintain reserves for these obligations. It is possible that claims against us could exceed our coverage limits and our reserves, which would have a material adverse effect on our financial position, results of operations and cash flows.

Nashville Fire

On September 25, 2003, a tragic and as of yet unexplained fire occurred on the second floor of a skilled nursing facility located in Nashville, Tennessee operated by one of our limited liability company subsidiaries. While the concrete and steel constructed facility complied with applicable fire safety codes, the building was not equipped with fire sprinklers. There have been sixteen patient deaths since the fire, an undetermined number of which may be related to the events of September 25, 2003.

The fire produced extensive media coverage, specifically focused on the fact that health care centers, including hospitals, constructed prior to 1994 are not required by Tennessee law or regulations to be fully sprinkled if constructed with fire resistant materials. We have announced that irrespective of code standards, we will commence a process of fully sprinkling all facilities operated by NHC that are not already fully sprinkled. We have created through our National Health Foundation (a qualified 501(c)(3) charity) a patient and family relief fund, which is being administered separately from other funds of the Foundation by families of Nashville patients. The prayers and best wishes of the NHC family partners have gone forth to all patients and families affected by this fire. We are proactively seeking to resolve any questions and/or losses with our patients and their families, and will continue to do so until all matters are resolved. Of a total of 32 lawsuits filed against us, 30 have been settled and two lawsuits currently pending. The cases were consolidated in the Third Circuit Court for Davidson County, Tennessee. Discovery is ongoing in the remaining two cases. The Company plans to vigorously defend against the allegations in these lawsuits and seek settlements with residents and their families.

Additionally, in connection with the fire, we have incurred losses and costs associated with interruption of business, as we have closed the center for an indefinite period of time. For the year ended December 31, 2004, we have received or accrued $1,404,000 of insurance recoveries from third-party insurance carriers. These insurance recoveries have reduced our losses and costs and have been included in other operating expenses in the 2004 consolidated statement of income.

The building involved in the fire is leased by one of our limited liability company subsidiaries from NHI. Under the terms of the lease with NHI, we are required to restore the leased property so as to make it at least equal in value to that which existed prior to the damage. The lease also requires us to indemnify and hold harmless NHI from any and all demands and claims arising from the use of the property, including any negligence or violation by us.

A provision of the lease allows that if substantial damage occurs during the lease term, we may terminate the lease with respect to the damaged property. If the lease is so terminated, we will have no obligation to repair the property and NHI will receive the entire insurance proceeds related to the building damage. We are obligated to continue to indemnify and hold harmless NHI from any and all demands arising from the use of the property. NHI retains the right to license the beds under any lease termination.

Consistent with the provisions of SFAS 5, we have accrued for probable and estimatible losses related to the Nashville fire and have included our estimates of these losses in accrued risk reserves in the consolidated balance sheet. It is possible that claims against us related to the Nashville fire could exceed our estimates, which would have a material adverse effect on our financial position, results of operations and cash flows.

Guarantees –

In addition to our primary debt obligations, which are included in our consolidated financial statements, we have guaranteed the debt obligations of certain other entities. Those guarantees, which are not included as debt obligations in our consolidated financial statements, total $17,375,000 at December 31, 2004 and include $7,424,000 of debt of managed and other long-term health care centers and $9,951,000 of debt of National and the ESOP.

The $7,424,000 of guarantees of debt of managed and other long-term health care centers relates to first mortgage debt obligations of three long-term health care centers to which we provide management or accounting services. We have agreed to guarantee these obligations in order to obtain management or accounting services agreements. For this service, we charge an annual guarantee fee of 1% to 2% of the outstanding principal balance guaranteed, which fee is in addition to our management or accounting services fee. All of this guaranteed indebtedness is secured by first mortgages, pledges of personal property, accounts receivable, marketable securities and, in certain instances, the personal guarantees of the owners of the facilities.

The $9,951,000 of guarantees of debt of National and the ESOP relates to senior secured notes held by financial institutions. The total outstanding balance of National and the ESOP's obligations under these senior secured notes is $16,048,000. As discussed in Note 10, $6,097,000 of this obligation has been included in our debt obligations because we are a direct obligor on this indebtedness. The remaining $9,951,000, which is not included in our debt obligations because we are not a direct obligor, is due from NHI to National and the ESOP and ultimately to the financial institutions. Additionally, under the amended terms of these note agreements, the lending institutions have the right to put to us the entire outstanding balance of this debt on March 31, 2005. Upon exercise of this put option by the lending institutions, we would be obligated to purchase the then outstanding balance of these senior secured notes, which is estimated to be approximately $15,116,000.

As of December 31, 2004, our maximum potential loss related to the guarantees is $18,419,000, which is the outstanding balance of the guaranteed debt obligations. We have accrued approximately $1,044,000 for potential losses as a result of our guarantees, which is included in other noncurrent liabilities in the consolidated balance sheets.

Debt Cross Defaults –

Through a guarantee agreement, our senior secured notes have cross-default provisions with other debt of National and the ESOP. We currently believe that National and the ESOP are in compliance with the terms of their debt agreements. Under the terms of one of National's debt obligations to financial institutions (total balance of $6,488,000 at December 31, 2004, none of which is our obligation), the lending institutions have the right to put the entire outstanding balance of the debt to National in March 2005. National plans to be able to refinance this debt prior to the put date or pay off the debt completely. However, if the lending institutions do exercise that put option and National is unable to purchase or refinance the entire outstanding balance of the debt, National's other debt along with our senior secured notes and substantially all of our other debt would be in default, which would have a material adverse effect on NHC's financial position, results of operations and cash flows.

Note 14 – Disclosures about Fair Value of Financial Instruments:

To meet the reporting requirements of Statements of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," we calculate the fair value of financial instruments using discounted cash flow techniques. At December 31, 2004 and 2003, there were no material differences between the carrying amounts and fair values of our financial instruments.

Selected Quarterly Financial Data

(unaudited, in thousands, except per share amounts)

The following table sets forth selected quarterly financial data for the two most recent fiscal years.

2004	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net Revenues	**$119,944**	**$122,737**	**$128,116**	**$151,032**
Net Income	**3,953**	**4,784**	**6,458**	**8,777**
Basic Earnings Per Share	**.34**	**.41**	**.55**	**.75**
Diluted Earnings Per Share	**.33**	**.38**	**.52**	**.72**
2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net Revenues	$113,205	$116,016	$119,086	$124,557
Net Income	3,423	4,672	5,294	6,563
Basic Earnings Per Share	.30	.40	.46	.56
Diluted Earnings Per Share	.28	.39	.44	.54

In the fourth quarter of 2004, our net revenues were increased by approximately $22,310,000 of Medicare and Medicaid adjustments from prior years. We received no cash payments for this revenue in 2004.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

On June 15, 2004, we announced the resignation of Ernst & Young LLP (EY) as our auditors effective upon completion of their review of the interim financial information for the second quarter of 2004 and filing of the Company's quarterly report on Form 10-Q for the quarter ending June 30, 2004. We subsequently announced on September 9, 2004, the appointment of BDO Seidman, LLP (BDO) as our new independent accountants.

During NHC's fiscal years ended December 31, 2002 and 2003 and from January 1, 2004 through June 15, 2004, there were no disagreements between NHC and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to EY's satisfaction would have caused them to make reference to the subject matter of the disagreement in connection with their reports. None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred within the fiscal years ended December 31, 2002 and 2003 and from January 1, 2004 through June 15, 2004.

The audit reports of EY on the consolidated financial statements of NHC and subsidiaries as of and for the fiscal years ended December 31, 2002 and 2003 and from January 1, 2004 through June 15, 2004 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During NHC's fiscal years ended December 2002 and 2003 and from January 1, 2004 through June 15, 2004, NHC did not consult with BDO regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures – Based on their evaluation as of December 31, 2004, the president and principal accounting officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were sufficiently effective to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions for Form 10-K.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). We assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. We have concluded that, as of December 31, 2004, our internal control over financial reporting is effective based on these criteria. Our independent registered public accounting firm, BDO Seidman, LLP, has issued an audit report on our assessment of our internal control over financial reporting, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
National HealthCare Corporation
Murfreesboro, Tennessee

We have audited management's assessment, included in the accompanying Management's Control Over Financial Reporting, that National HealthCare Corporation and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)." National HealthCare Corporation and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that National HealthCare Corporation and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway, Commission (COSO). Also in our opinion, National HealthCare Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of National HealthCare Corporation and Subsidiaries as of December 31, 2004 and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended and our report dated February 18, 2005 expressed an unqualified opinion.

BDO Seidman, LLP

Memphis, Tennessee
February 18, 2005

Changes in Internal Controls – There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Our management, including our President and Principal Accounting Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with NHC have been detected.

Item 9B. Other Information.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information in our definitive 2005 proxy statement set forth under the caption *Directors and Executive Officers of Registrant* is hereby incorporated by reference.

Item 11. Executive Compensation.

The information in our definitive 2005 proxy statement set forth under the caption *Compensation of Directors and Executive Officers, Equity Compensation Plan Information, and Certain Transactions* is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information in our definitive 2005 proxy statement set forth under the caption *Compensation of Directors and Executive Officers, Equity Compensation Plan Information, and Certain Transactions* is hereby incorporated by reference.

Item 13. Certain Relationships and Related Transactions.

The information in our definitive 2005 proxy statement set forth under the caption *Certain Relationships and Related Transactions* is hereby incorporated by reference.

Item 14. Principal Accountant Fees and Services.

The information in our definitive 2005 proxy statement set forth under the caption *Committee Reports* is hereby incorporated by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as a part of this report:

(a) (1) Financial Statements:

The Financial Statements are included in Item 8 and are filed as part of this report.

(2) Financial Statement Schedules:

The Financial Statement Schedules and Reports of Independent Registered Public Accounting Firm on Financial Statement Schedules are listed in Exhibit 13.

All other financial statement schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

(3) Exhibits:

(a) Reference is made to the Exhibit Index, which is found within this Form 10-K Annual Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL HEALTHCARE CORPORATION

BY: /s/ Robert G. Adams
Robert G. Adams
President
Chief Executive Officer

Date: March 4, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 4, 2005, by the following persons on behalf of the registrant in the capacities indicated. Each director of the registrant whose signature appears below hereby appoints W. Andrew Adams and Richard F. LaRoche, Jr., and each of them severally, as his Attorney in Fact to sign in his name on his behalf as a director of the registrant and to file with the Commission any and all amendments of this report on Form 10-K.

/s/ Robert G. Adams
Robert G. Adams
Chief Executive Officer

/s/ W. Andrew Adams
W. Andrew Adams
Director

/s/ Ernest G. Burgess
Ernest G. Burgess
Director

/s/ J. Paul Abernathy
J. Paul Abernathy
Director

/s/ Richard F. LaRoche, Jr.
Richard F. LaRoche, Jr.
Director

/s/ Donald K. Daniel
Donald K. Daniel
Senior Vice President and Controller
Principal Accounting Officer

/s/ Lawrence C. Tucker
Lawrence C. Tucker
Director

/s/ Emil E. Hassan
Emil E. Hassan
Director

Corporate Senior Vice Presidents

Joanne M. Batey, Senior Vice President Homecare, 60, 28 years with National HealthCare Corporation, 20 years at present position. Served as NHC's director of speech language pathology services prior to accepting the position as head of the homecare division.





Donald K. Daniel, Senior Vice President and Controller, 58, 28 years with NHC, 19 years as controller and vice president.

D. Gerald Coggin, Senior Vice President, Corporate Relations, 53, 32 years with NHC, 17 years in current position. He also served as a health care administrator and a regional vice president.





Kenneth D. DenBesten, Senior Vice President Finance, 52, 12 years with NHC in present position. Prior to joining NHC DenBesten had 14 years in finance, primarily health care finance.

David L. Lassiter, Senior Vice President Corporate Affairs, 50, joined NHC in 1995 and had 16 years of experience in the health care industry prior to accepting present position.





Charlotte A. Swafford, Senior Vice President and Treasurer, 56, 31 years with NHC, 20 years in present position. She also served as staff accountant, accounting manager and assistant treasurer.

Corporate Senior Vice Presidents (continued)

Julia W. Powell, Senior Vice President Patient Services, 55, 30 years with NHC, 20 years in present position, also served as NHC nurse consultant and director of NHC's patient assessment computerized services.





R. Michael Ussery, Senior Vice President Operations, 46, 24 years with NHC. Ussery also has served as senior regional vice president and health care center administrator.

Senior Regional Vice Presidents

M. Ray Blevins, East Tennessee, Georgia and Virginia
D. Doran Johnson, South Central Tennessee and Alabama
J.B. Kinney, Jr., South Carolina
Michael C. Neal, New Hampshire and Massachuetts
Melvin J. Rector, Kansas and Missouri

Regional Vice President

Greg G. Bidwell, Central Tennessee and Kentucky

Assistant Vice Presidents

Christy J. Beard, CPCS
Ann S. Benson, To Council
Harold P. Bone, Partner Relations
Brigitte L. Burke, Dietary
Kathy W. Campbell, Partner Benefits
Ann A. Coleman, Nursing
Dwinna L. Cunningham, Treasury
Bruce K. Duncan, Health Planning
Charleen D. Forsythe, Information Systems
Kristin S. Gaines, Finance
Dinsie B. C. Hale, Accounting
Barbara F. Harris, Operations
Donnie P. Hester, Insurance Reporting
Ann M. Horton, Rehabilitation
Martha L. Hughey, Reimbursement
Leslie A. Joyner, Health Information
N. Bart King, Reimbursement/Internal Audit
Phyllis F. Knight, Payroll
John D. McKinney, Operational Accounting
Jesse W. Myatt, Information Systems
Wayne L. Oliff, Professional Liability
Joan B. Phillips, Rehabilitation
Debbie L. Price, Accounts Receivable
Catherine E. Reed, Homecare
Jeffrey R. Smith, Special Assets
Jeff A. Stroop, Risk Management
Charles C. Swift, Assistant Controller
Judy G. Thomasson, Homecare Acquisitions/Accounting
Stacia H. Vetter, Long Term Care Insurance
Chris S. West, Human Resources
Jackie D. West, Social Services
Charles J. Wysocki, Operations



National HealthCare Corporation Board of Directors from left to right are Lawrence Tucker, Richard LaRoche, Andy Adams, Robert Adams, Emil Hassan, Ernest Burgess and Dr. Paul Abernathy.

Board of Directors

Dr. Paul Abernathy, Director, 69, is a retired general surgeon who practiced in Murfreesboro from 1971 until his retirement in 1995. Prior to 1971, he held positions in the Air Force including Chief of Surgery for the United States Air Force at Keesler Air Force Base in Mississippi. He has twice served as president of the Rutherford County Stones River Academy of Medicine. He holds a membership in the Southern Medical Society, the Southeastern Surgery Society and is a Fellow in the American College of Surgeons. Dr. Abernathy is chairman of NHC's Nominating and Corporate Governance Committee.

W. Andrew Adams, Chairman, 59, 32 years with National HealthCare Corporation. He served as president of NHC from 1974 to 2004 and has been chairman of the board since 1994. He has extensive long-term health care experience and served as president of the National Council of Health Centers, the trade association for multi-facility long-term health care companies. Adams serves as Chairman of the Board of Directors and President of National Health Investors, Inc. and as Chairman of National Health Realty, Inc. In addition, he serves on the Board of Directors of SunTrust Bank and Assisted Living Concepts, Inc.

Robert G. Adams, CEO and President, 58, 30 years with NHC, 18 years as senior vice president and 13 years on the Board of Directors. He also served as health care center administrator and a regional vice president for NHC. Adams is President and on the Board of Directors of National Health Realty, Inc.

Ernest G. Burgess, Director, 65, 30 years with NHC. He served as NHC's senior vice president of operations for 20 years before retiring in 1994. His board of director's position spans 12 years. He also serves on the Board of Directors of National Health Realty, Inc.

Emil E. Hassan, Director, 58, is the advisor to the President and CEO of Nissan Motor Company Ltd. and retired from the position of senior vice president of manufacturing, purchasing, quality and logistics for Nissan North America, Inc. He is also chairman and CEO of Nissan vehicle transportation and logistics preparation and delivery requirements. Prior to joining Nissan he was with Ford Motor Company for 12 years. He sits on the board of Middle Tennessee Medical Center and is a former board member of the Federal Reserve Bank of Atlanta, Nashville Branch. Mr. Hassan is chairman of NHC's Compensation Committee.

Richard F. LaRoche, Jr., Director, 59, 29 years with NHC. He served as secretary and general counsel for 27 years and as senior vice president for 14 years before retiring on May 22, 2002. LaRoche served as NHC's outside counsel from 1971 to 1975. He also serves on the Board of Directors of National Health Investors, Inc., Trinsic, Inc. and Lodge Manufacturing Company.

Lawrence C. Tucker, Director, 62, has 38 years with Brown Brothers Harriman & Co., private bankers. Tucker became a general partner with Brown Brothers Harriman & Co. in 1979 and he serves on the firm's steering committee as well as being responsible for the corporate finance activities, which include management of the 1818 Funds, private equity investing partnerships with originally committed capital of approximately $2 billion. He is a director of VAALCO Energy Inc., US Unwired, Inc., Trinsic, Inc., Xspedius Holding Corporation, and Xspedius Management Corporation. He is chairman of NHC's Audit Committee.

Stockholder Information

National HealthCare Corporation
100 Vine Street
Murfreesboro, Tennessee 37130
Phone: (615) 890-2020
Fax: (615) 890-0123
Web site: www.nhccare.com

Holding Inquiries
For specific information related to registered stockholder's records contact SunTrust Bank, Stock Transfer Department, P.O. Box 4625, Atlanta, Georgia, 30302 or telephone 1-800-568-3476. SunTrust will assist with changes of address, transfers of ownership, or replacement of lost checks or stock certificates.

Annual Stockholder Meeting
The Annual Stockholder's meeting will be at the Center for the Arts at 110 College Street in Murfreesboro, Tennessee at 4:00 p.m. Central Time on May 3, 2005.

Annual Report and 10-Q's
Additional copies of National HealthCare Corporation's Annual Report and 10-Q's are available on our web site at www.nhccare.com or by writing to NHC's offices at the address listed above.

Independent Auditors
BDO Seidman, LLP
5100 Poplar Avenue, Suite 2600
Memphis, Tennessee 38137

NHC

NATIONAL HEALTHCARE CORPORATION

City Center
100 Vine Street
Murfreesboro, TN 37130
Phone (615) 890-2020